UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549



16005140

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

00000760207
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2015
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-______________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2015
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on September 30, 2016.

REPUBLIC OF PANAMA

By: /s/ IVÁN A. ZARAK ARIAS

Name: Iván A. Zarak Arias
Title: Vice Minister of Economy of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2015 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

Exhibit

C. Copy of the 2016 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

LEY 69

De 24 de noviembre de 2015

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2016

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2016, cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	7,799,067,532	3,534,056,885	11,333,124,417	7,007,103,683	4,326,020,734	11,333,124,417
1. INSTITUCIONES DESCENTRALIZADAS	5,547,092,212	774,495,100	6,321,587,312	4,263,554,966	2,058,032,346	6,321,587,312
2. EMPRESAS PÚBLICAS	1,195,699,994	1,135,861,542	2,331,561,536	1,061,671,304	1,269,890,232	2,331,561,536
3. INTERMEDIARIOS FINANCIEROS	663,269,310	2,097,771,460	2,761,040,770	523,888,710	2,237,152,060	2,761,040,770
TOTAL	15,205,129,048	7,542,184,987	22,747,314,035	12,856,218,663	9,891,095,372	22,747,314,035
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,624,465,224	996,767,977	2,621,233,201	1,624,465,224	995,767,977	2,621,233,201
TOTAL PRESUPUESTO GENERAL DEL ESTADO	13,580,663,824	6,545,417,010	20,126,080,834	11,231,753,439	8,894,327,395	20,126,080,834



ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	3,594,469,265	1,019,100,900	1,303,444,734	0	1,090,088,784	7,007,103,683
1. INSTITUCIONES DESCENTRALIZADAS	2,274,859,595	1,927,364,371	225,000	61,096,000	10,000	4,263,554,966
2. EMPRESAS PÚBLICAS	554,762,900	126,725,004	7,000,000	252,602,100	120,581,300	1,061,671,304
3. INTERMEDIARIOS FINANCIEROS	408,413,640	114,799,650	0	0	675,420	523,888,710
TOTAL	**6,832,505,400**	**3,187,989,925**	**1,310,669,734**	**313,698,100**	**1,211,355,504**	**12,856,218,663**

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,749,510,732	27,965,011	993,364,817	555,180,174	4,326,020,734
1. INSTITUCIONES DESCENTRALIZADAS	2,031,548,600	18,237,346	0	8,246,400	2,058,032,346
2. EMPRESAS PÚBLICAS	1,170,079,232	56,376,200	0	43,434,800	1,269,890,232
3. INTERMEDIARIOS FINANCIEROS	2,217,263,100	11,993,790	0	7,895,170	2,237,152,060
TOTAL	**8,168,401,664**	**114,572,347**	**993,364,817**	**614,756,544**	**9,891,095,372**

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	8,728,559,246	43.37
DESARROLLO AMBIENTAL Y TECNOLÓGICO	186,742,900	0.93
DESARROLLO DE LA INFRAESTRUCTURA	2,317,530,642	11.52
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,027,654,600	10.07
SERVICIOS FINANCIEROS	1,889,732,694	9.39
SERVICIOS GENERALES	3,153,249,254	15.67
NO CLASIFICABLES	1,822,611,498	9.06
TOTAL	**20,126,080,834**	**100.00**



CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2016, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**12,193,295,024**
INGRESOS CORRIENTES	12,021,032,424
RECURSOS DEL PATRIMONIO	126,846,860
DONACIONES	40,915,740
TRANSF. OTRO	4,500,000
GASTOS CORRIENTES	**10,531,676,776**
SERVICIOS PERSONALES	4,156,957,160
SERVICIOS NO PERSONALES	1,099,463,051
MATERIALES Y SUMINISTROS	922,310,781
MAQUINARIA Y EQUIPO	48,094,147
INVERSIÓN FINANCIERA	51,329,500
TRANSFERENCIAS CORRIENTES	2,977,984,575
TRANSF. OTRO	4,000,000
ASIGNACIONES GLOBALES	19,464,848
SEGURO EDUCATIVO	154,273,600
INTERESES DE LA DEUDA	1,097,798,914
INTERNA	226,473,337
EXTERNA	871,325,577
SUPERAVIT/DEFICIT CORRIENTE	**1,489,355,648**
INVERSIÓN	**4,494,193,549**
CORRIENTE	4,494,193,549
AJUSTES	**2,024,725,301**
BALANCE AJUSTADO	**-807,850,000**
FINANCIAMIENTO	**807,850,000**
INTERNO NETO	37,269,248
CRÉDITO INTERNO	271,500,000
RECUPERACION DE COLOCACIONES	123,960,000
SALDO EN CAJA	23,449,400
USO RESERVA	179,058,000
INVERSIÓN FINANCIERA	-457,463,200
AMORTIZACIÓN	-103,234,952
EXTERNO NETO	2,795,306,053
CRÉDITO EXTERNO	3,270,967,985
AMORTIZACIÓN	-475,661,932
AJUSTES	-2,024,725,301



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2016, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	**11,333,124,417**	**TOTAL**	**11,333,124,417**
1. INGRESOS CORRIENTES	**7,799,067,532**	**1. GASTOS CORRIENTES**	7,007,103,683
1.1. INGRESOS TRIBUTARIOS	5,459,345,949	1.1. GASTOS DE OPERACIÓN	3,594,469,265
1.1.1. IMPUESTOS DIRECTOS	2,778,304,031		
1.1.2. IMPUESTOS INDIRECTOS	2,681,041,918	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	2,322,545,634
		TRANSFERENCIAS CORRIENTES	1,019,100,900
1.2. INGRESOS NO TRIBUTARIOS	2,121,606,713	TRANSFERENCIAS PROPIAS	500,428,900
1.2.1. RENTA DE ACTIVOS	7,481,400	TRANSFERENCIAS C.S.S.	518,672,000
1.2.2. PART. EN UTILIDADES EMPRESAS	899,663,987	SUBSIDIOS	1,303,444,734
1.2.3. TRANSFERENCIAS CORRIENTES	11,570,526	1.3. INTERESES DE LA DEUDA PÚBLICA	1,090,088,784
1.2.4. TASAS Y DERECHOS	866,872,700		
1.2.5. CONTRIBUCIÓN DE MEJORAS	3,500,000		
1.2.6. INGRESOS VARIOS	18,820,000		
1.2.7. APORTE AL FISCO	313,698,100		
1.3. OTROS INGRESOS CORRIENTES	116,297,390		
1.3.2. INTERESES Y COMISIONES GANADOS	16,200,000		
1.3.4. INTERESES POR REEMBOLSO AL GOB. CEN	97,390		
1.3.6. INGRESOS NO TRADICIONALES	100,000,000		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	71,927,928		
2. INGRESOS DE CAPITAL	**3,534,056,885**	**2. GASTOS DE CAPITAL**	4,326,020,734
2.1. RECURSOS DEL PATRIMONIO	53,403,160	(Maquinaria y Equipo e Inversión Financiera)	2,749,510,732
2.1.1. VENTA DE ACTIVOS	50,000,000	2.2. OTROS GASTOS DE CAPITAL	27,965,011
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	3,403,160	2.3. TRANSFERENCIAS DE CAPITAL	993,364,817
2.1.4. RECUPERACIÓN DE COLOCACIONES		2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	555,180,174
2.2. RECURSOS DEL CRÉDITO	3,440,355,485		
2.2.1. CRÉDITO INTERNO	271,500,000		
2.2.2. CRÉDITO EXTERNO	3,168,855,485		
2.3. OTROS INGRESOS DE CAPITAL	40,298,240		
2.3.2. TRANSFERENCIA DE CAPITAL	40,298,240		
2.4. SALDO EN CAJA Y BANCO			
2.4.2. DISPONIBLE LIBRE EN BANCO			
2.4.4. SALDO EN CAJA LIBRE			
2.5. INGRESOS VARIOS DE CAPITAL			
2.5.1. OTROS			


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**3,594,469,265**	**1,019,100,900**	**1,303,444,734**	**1,090,088,784**	**7,007,103,683**
ASAMBLEA NACIONAL	74,689,190	2,343,600	0	0	77,032,790
CONTRALORÍA GENERAL DE LA REPÚBLICA	85,858,790	2,825,920	0	0	88,684,710
MINISTERIO DE LA PRESIDENCIA	131,586,615	19,289,630	44,697,940	0	195,574,185
MINISTERIO DE RELACIONES EXTERIORES	58,059,924	2,998,130	0	0	61,058,054
MINISTERIO DE EDUCACION	1,127,506,900	25,307,600	409,442,900	0	1,562,257,400
MINISTERIO DE COMERCIO E INDUSTRIAS	27,575,000	5,573,000	17,053,594	0	50,201,594
MINISTERIO DE OBRAS PÚBLICAS	34,322,000	106,000	0	0	34,428,000
MINISTERIO DE DESARROLLO AGROPECUARIO	54,097,000	1,369,000	27,310,300	0	82,776,300
MINISTERIO DE SALUD	686,822,300	308,977,900	592,990,100	0	1,588,790,300
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	32,418,501	438,600	0	0	32,857,101
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	20,873,000	162,000	11,410,000	0	32,445,000
MINISTERIO DE ECONOMÍA Y FINANZAS	134,226,702	542,117,100	48,983,100	0	725,326,902
MINISTERIO DE GOBIERNO	101,142,420	38,674,590	135,735,200	0	275,552,210
MINISTERIO DE SEGURIDAD PÚBLICA	644,610,820	53,301,430	0	0	697,912,250
MINISTERIO DE DESARROLLO SOCIAL	23,766,673	2,748,600	15,821,600	0	42,336,873
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,919,450	76,900	0	0	2,996,350
MINISTERIO DE AMBIENTE	29,983,600	466,400	0	0	30,450,000
ÓRGANO JUDICIAL	113,431,700	605,600	0	0	114,037,300
PROCURADURÍA GENERAL DE LA NACIÓN	129,407,500	1,958,500	0	0	131,366,000
PROCURADURÍA DE LA ADMINISTRACIÓN	4,014,400	220,300	0	0	4,234,700
TRIBUNAL ELECTORAL	42,216,300	9,318,400	0	0	51,534,700
FISCALÍA GENERAL ELECTORAL	3,725,900	12,000	0	0	3,737,900
OTROS GASTOS DE LA ADMINISTRACIÓN	20,563,520	78,000	0	0	20,641,520
TRIBUNAL DE CUENTAS	2,969,200	52,100	0	0	3,021,300
FISCALÍA GENERAL DE CUENTAS	2,980,900	43,300	0	0	3,024,200
DEFENSORÍA DEL PUEBLO	4,700,960	36,300	0	0	4,737,260
DEUDA PÚBLICA	0	0	0	1,090,088,784	1,090,088,784



ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,749,510,732**	**27,965,011**	**993,364,817**	**555,180,174**	**4,326,020,734**
ASAMBLEA NACIONAL	14,019,000	1,760,000	0	0	15,779,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	910,000	917,290	0	0	1,827,290
MINISTERIO DE LA PRESIDENCIA	362,757,682	2,920	476,140,617	0	838,901,219
MINISTERIO DE RELACIONES EXTERIORES	5,430,000	799,960	0	0	6,229,960
MINISTERIO DE EDUCACIÓN	219,872,000	0	293,043,100	0	512,915,100
MINISTERIO DE COMERCIO E INDUSTRIAS	2,528,000	0	47,913,800	0	50,441,800
MINISTERIO DE OBRAS PÚBLICAS	817,462,600	0	0	0	817,462,600
MINISTERIO DE DESARROLLO AGROPECUARIO	63,585,000	0	57,201,900	0	120,786,900
MINISTERIO DE SALUD	366,300,000	0	64,201,000	0	430,501,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,475,000	0	1,000,000	0	3,475,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	240,060,000	0	0	0	240,060,000
MINISTERIO DE ECONOMÍA Y FINANZAS	255,902,460	3,166,711	45,387,500	0	304,456,671
MINISTERIO DE GOBIERNO	40,729,000	1,592,000	4,633,900	0	46,954,900
MINISTERIO DE SEGURIDAD PÚBLICA	50,455,010	2,526,450	0	0	52,981,460
MINISTERIO DE DESARROLLO SOCIAL	240,439,480	0	3,843,000	0	244,282,480
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	33,650	0	0	33,650
MINISTERIO DE AMBIENTE	28,130,000	0	0	0	28,130,000
ÓRGANO JUDICIAL	18,511,000	4,655,300	0	0	23,166,300
PROCURADURÍA GENERAL DE LA NACIÓN	11,700,800	11,033,800	0	0	22,734,600
PROCURADURÍA DE LA ADMINISTRACIÓN	0	226,900	0	0	226,900
TRIBUNAL ELECTORAL	7,370,700	730,500	0	0	8,101,200
FISCALÍA GENERAL ELECTORAL	0	62,200	0	0	62,200
OTROS GASTOS DE LA ADMINISTRACIÓN	0	442,490	0	0	442,490
TRIBUNAL DE CUENTAS	531,000	0	0	0	531,000
FISCALÍA GENERAL DE CUENTAS	80,000	0	0	0	80,000
DEFENSORÍA DEL PUEBLO	262,000	14,840	0	0	276,840
DEUDA PÚBLICA	0	0	0	555,180,174	555,180,174



CAPITULO II
PRESUPUESTO DE INGRESOS

ARTICULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2016, por un monto de B/. 11,333,124,417 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	11,333,124,417
0.55.1.0.0.0.00	INGRESOS CORRIENTES	7,799,067,532
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	5,459,345,949
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,778,304,031
0.55.1.1.1.1.00	SOBRE LA RENTA	2,362,451,704
0.55.1.1.1.1.01	PERSONA NATURAL	61,876,132
0.55.1.1.1.1.02	PERSONA JURÍDICA	978,314,344
0.55.1.1.1.1.03	PLANILLA	692,534,624
0.55.1.1.1.1.04	DIVIDENDOS	150,543,294
0.55.1.1.1.1.05	COMPLEMENTARIO	149,621,056
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	69,228,809
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	51,640,176
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	45,002,051
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	49,921,474
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	113,769,744
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	290,092,147
0.55.1.1.1.2.01	INMUEBLES	152,834,500
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	137,257,647
0.55.1.1.1.4.00	SEGURO EDUCATIVO	125,760,180
0.55.1.1.1.4.99	SEGURO EDUCATIVO	125,760,180
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,681,041,918
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,488,431,735
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	620,026,505
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	868,405,230
0.55.1.1.2.2.00	IMPORTACIÓN	439,883,082
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	54,250
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,604,000
0.55.1.1.2.2.03	INSTRUM. CIENTÍF. DE MEDICIÓN Y CONTROL	2,170,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	11,284,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	325,500
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	9,548,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,604,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	6,076,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,604,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,606,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	108,500



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3.472.000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2.170.000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10.199.000
0.55.1.1.2.2.15	METALES EN GENERAL	4.774.000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1.627.500
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1.627.500
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	6.076.000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	542.500
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2.387.000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	325.500
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1.627.500
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2.170.000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7.595.000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3.472.000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	759.500
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	868.000
0.55.1.1.2.2.28	COMBUSTIBLES	868.000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	326.120.832
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	217.000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	678.486.571
0.55.1.1.2.4.01	PRIMA DE SEGUROS	55.490.295
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	247.233.831
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	61.375.454
0.55.1.1.2.4.06	CONSUMO DE LICORES	21.201.107
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8.058.515
0.55.1.1.2.4.09	CONSUMO VARIOS	67.495.841
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	9.336
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	42.424.490
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	2.081.579
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	32.487.993
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMOVIL	140.628.130
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	47.484.726
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	47.484.726
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	26.755.804
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	26.752.786
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	3.018
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2.121.606.713
0.55.1.2.1.0.00	RENTA DE ACTIVOS	7.481.400
0.55.1.2.1.1.00	ARRENDAMIENTOS	400
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	300
0.55.1.2.1.1.03	DE BIENES INMUEBLES	100
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	206.000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	206.000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	775.000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	775.000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	6.500.000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	4.500.000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2.000.000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	899.663.987



0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	799,663,987
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	44,980,920
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	660,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	67,683,067
0.55.1.2.2.1.05	DIVIDENDOS AITSA	20,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	6,000,000
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	1,000,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	95,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	75,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	5,000,000
0.55.1.2.2.5.01	SEÑOREAJE	5,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,570,526
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	6,817,185
0.55.1.2.3.2.02	Autoridad de la Micro, Pequeña y Mediana Empresa (AMPYME)	106,087
0.55.1.2.3.2.03	Autoridad del Tránsito y Transporte Terrestre (ATTT)	105,933
0.55.1.2.3.2.04	Autoridad del Canal de Panamá	281,644
0.55.1.2.3.2.06	Autoridad Nacional de los Servicios Públicos (ASEP)	90,375
0.55.1.2.3.2.07	Autoridad Nacional de Administración de Tierras (ANATI)	53,774
0.55.1.2.3.2.09	Autoridad Nacional de Aduanas	107,091
0.55.1.2.3.2.10	Caja de Seguro Social (CSS)	3,370,481
0.55.1.2.3.2.11	Instituto Conmemorativo Gorgas de Estudios de la Salud (ICGE	36,148
0.55.1.2.3.2.12	Centro Nac. de Estudios en Técnicas de Imágenes Moleculares	77,999
0.55.1.2.3.2.14	Autoridad de Protección al Consumidor y Defensa de la Compet	57,911
0.55.1.2.3.2.15	Consejo de Administración del SIACAP	21,639
0.55.1.2.3.2.20	Instituto para la Formación y Aprovechamiento de Recursos Hu	153,446
0.55.1.2.3.2.21	Secretaría Nacional de Discapacidad (SENADIS)	53,351
0.55.1.2.3.2.23	Instituto Nacional de Medicina Física y Rehabilitación	18,893
0.55.1.2.3.2.24	Autoridad Panameña de Seguridad de los Alimentos (AUPSA)	65,124
0.55.1.2.3.2.25	Instituto de Investigaciones Agropecuarias (IDIAP)	171,826
0.55.1.2.3.2.26	Autoridad de Los Recursos Acuáticos de Panamá (ARAP)	62,193
0.55.1.2.3.2.27	Dirección General de Contrataciones Públicas (DGCP)	39,590
0.55.1.2.3.2.28	Tribunal Administrativo de Contrataciones Públicas	64,251
0.55.1.2.3.2.30	Instituto Nacional de Cultura (INAC)	98,723
0.55.1.2.3.2.31	Sistema Estatal de Radio y Televisión (SERTV)	21,639
0.55.1.2.3.2.32	Secretaría Nacional de Ciencia, Tecnología e Innovación	61,754
0.55.1.2.3.2.33	Instituto Nacional de la Mujer (INAMU)	41,599
0.55.1.2.3.2.34	Secretaría Nacional de Niñez, Adolescencia y Familia	83,740
0.55.1.2.3.2.35	Instituto Panameño de Deportes (PANDEPORTES)	96,004
0.55.1.2.3.2.37	Instituto Nac. de Formación Prof. y Cap. para el Desarrollo	316,861
0.55.1.2.3.2.40	Instituto Panameño de Habilitación Especial (IPHE)	81,050
0.55.1.2.3.2.41	Autoridad de Pasaportes de Panamá	63,265
0.55.1.2.3.2.42	Instituto Panameño Autonómo Cooperativo (IPACOOP)	79,231
0.55.1.2.3.2.45	Autoridad de Turismo de Panamá (ATP)	110,570
0.55.1.2.3.2.46	Autoridad Nacional para la Innovación Gubernamental	42,779
0.55.1.2.3.2.48	Registro Público de Panamá	103,893
0.55.1.2.3.2.50	Autoridad Nac. de Transparencia y Acceso a la Información	21,639
0.55.1.2.3.2.87	Universidad Autónoma de Chiriquí (UNACHI)	38,868
0.55.1.2.3.2.90	Universidad de Panamá	364,855



0.55.1.2.3.2.91	Universidad Marítima Internacional de Panamá (UMIP)	25.937
0.55.1.2.3.2.93	Universidad Especializada de las Américas (UDELAS)	58.593
0.55.1.2.3.2.95	Universidad Tecnólogica de Panamá (UTP)	132.307
0.55.1.2.3.2.97	Zona Franca de Barú	36.122
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1.406.898
0.55.1.2.3.3.02	Aeropuerto Internacional Tocumen, S.A. (AITSA)	80.689
0.55.1.2.3.3.03	Autoridad Marítima de Panamá (AMP)	173.633
0.55.1.2.3.3.08	Bingos Nacionales	12.498
0.55.1.2.3.3.38	Autoridad Aeronáutica Civil (AAC)	64.251
0.55.1.2.3.3.66	Instituto de Acueductos y Alcantarillados Nacionales (IDAAN)	202.178
0.55.1.2.3.3.70	Instituto de Mercadeo Agropecuario (IMA)	123.930
0.55.1.2.3.3.73	Empresa de Generación Eléctrica S. A. (EGESA)	92.531
0.55.1.2.3.3.75	Empresa Nacional de Autopista, S.A. (ENA)	81.244
0.55.1.2.3.3.78	Empresa de Transmisión Electrica S. A. (ETESA)	121.221
0.55.1.2.3.3.82	Lotería Nacional de Beneficencia (LNB)	167.413
0.55.1.2.3.3.96	Zona Libre de Colón (ZOLICOL)	120.588
0.55.1.2.3.3.97	Agencia Panamá Pacífico (APP)	77.261
0.55.1.2.3.3.98	Autoridad de Aseo Urbano Domiciliario (AAUD)	89.461
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	989.286
0.55.1.2.3.4.10	Superintendencia de Bancos (SBP)	82.229
0.55.1.2.3.4.11	Superintendencia de Seguros y Reaseguros (SSR)	25.757
0.55.1.2.3.4.15	Banco de Desarrollo Agropecuario (BDA)	445.278
0.55.1.2.3.4.30	Banco Hipotecario Nacional (BHN)	103.951
0.55.1.2.3.4.45	Banco Nacional de Panamá (BNP)	193.665
0.55.1.2.3.4.60	Caja de Ahorros (CA)	22.985
0.55.1.2.3.4.65	Superintendencia del Mercado de Valores (SMV)	39.712
0.55.1.2.3.4.90	Instituto de Seguro Agropecuario	75.709
0.55.1.2.3.6.00	MUNICIPIOS	2.357.157
0.55.1.2.3.6.01	Municipio de Bocas del Toro	36.122
0.55.1.2.3.6.02	Municipio de Changuinola	38.868
0.55.1.2.3.6.03	Municipio de Chiriquí Grande	34.611
0.55.1.2.3.6.07	Municipio de Aguadulce	55.598
0.55.1.2.3.6.08	Municipio de Antón	38.868
0.55.1.2.3.6.10	Municipio de Natá	36.122
0.55.1.2.3.6.12	Municipio de Penonomé	53.351
0.55.1.2.3.6.16	Municipio de Colón	69.069
0.55.1.2.3.6.18	Municipio de Donoso	36.122
0.55.1.2.3.6.19	Municipio de Portobelo	36.122
0.55.1.2.3.6.25	Municipio de Alanje	18.893
0.55.1.2.3.6.26	Municipio de Barú	53.351
0.55.1.2.3.6.27	Municipio de Boqueron	18.893
0.55.1.2.3.6.28	Municipio de Boquete	18.893
0.55.1.2.3.6.29	Municipio de Bugaba	36.122
0.55.1.2.3.6.30	Municipio de David	90.708
0.55.1.2.3.6.31	Municipio de Dolega	36.122
0.55.1.2.3.6.32	Municipio de Gualaca	18.893
0.55.1.2.3.6.34	Municipio de Renacimiento	18.893
0.55.1.2.3.6.37	Municipio de Tolé	36.122
0.55.1.2.3.6.43	Municipio de Chepigana	68.549



0.55.1.2.3.6.47	Municipio de Chitré	107.106
0.55.1.2.3.6.59	Municipio de Las Tablas	57.178
0.55.1.2.3.6.60	Municipio Los Santos	72.244
0.55.1.2.3.6.69	Municipio de Arraiján	72.090
0.55.1.2.3.6.70	Municipio de Balboa	51.840
0.55.1.2.3.6.71	Municipio de Capira	47.540
0.55.1.2.3.6.72	Municipio de Chame	41.960
0.55.1.2.3.6.73	Municipio de Chepo	53.351
0.55.1.2.3.6.75	Municipio de la Chorrera	103.809
0.55.1.2.3.6.76	Municipio de Panamá	487.241
0.55.1.2.3.6.77	Municipio de San Carlos	60.100
0.55.1.2.3.6.78	Municipio de San Miguelito	111.265
0.55.1.2.3.6.79	Municipio de Taboga	51.840
0.55.1.2.3.6.94	Municipio de Santiago	117.486
0.55.1.2.3.6.95	Municipio de Soná	71.815
0.55.1.2.4.0.00	TASAS Y DERECHOS	866,872,700
0.55.1.2.4.1.00	DERECHOS	631,224,500
0.55.1.2.4.1.02	PEAJES DEL CANAL	400,000,000
0.55.1.2.4.1.03	DERECHO ÚNICO	570,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	97,000
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	75,000,000
0.55.1.2.4.1.40	TRASIEGO DE PETROLEO	546,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	11,500
0.55.1.2.4.1.45	CONCESIONES VARIAS	140,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	15,000,000
0.55.1.2.4.2.00	TASAS	235,648,200
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	128,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	95,000,000
0.55.1.2.4.2.09	FECI	104,000,000
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	522,000
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	280,000
0.55.1.2.4.2.16	FECI - MIDA.	4,968,200
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	415,000
0.55.1.2.4.2.33	SERVICIO DE DISTRIBUCIÓN DE ENERGÍA	6,000,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	35,000
0.55.1.2.4.2.36	SERVICIO ADM. ADUANERO	8,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	14,000,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,500,000
0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	3,500,000
0.55.1.2.6.0.00	INGRESOS VARIOS	18,820,000
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	6,300,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,000,000
0.55.1.2.6.0.05	REMATES EN GENERAL	15,000
0.55.1.2.6.0.08	DEPÓSITOS - LESIÓN PATRIMONIAL	202,000
0.55.1.2.6.0.09	DINEROS DECOMISADOS	1,300,000
0.55.1.2.6.0.14	MULTAS DE TRÁNSITO	3,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	10,000,000
0.55.1.2.7.0.00	APORTE AL FISCO	313,698,100



0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	61,096,000
0.55.1.2.7.2.10	ATP	9,096,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	52,000,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	252,602,100
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	113,044,400
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	112,000,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	27,557,700
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	116,297,390
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	16,200,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	16,200,000
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ	16,200,000
0.55.1.3.4.0.00	INTERESES POR REEMBOLSO AL GOB. CENTRAL	97,390
0.55.1.3.4.3.00	INTERMEDIARIO FINANCIERO	97,390
0.55.1.3.4.3.15	BDA	85,000
0.55.1.3.4.3.30	BHN	12,390
0.55.1.3.6.0.00	INGRESOS NO TRADICIONALES	100,000,000
0.55.1.3.6.1.00	OTROS INGRESOS NO TRADICIONALES	100,000,000
0.55.1.3.6.1.04	INGRESOS VARIOS	100,000,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	101,817,480
0.55.1.5.1.0.00	RENTA DE ACTIVOS	9,798,500
0.55.1.5.1.1.00	ARRENDAMIENTOS	161,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	136,000
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	25,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	800,500
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	75,000
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	80,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	4,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	390,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	250,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	1,500
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	8,737,000
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	80,000
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	370,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	95,000
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	97,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	95,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,500,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,500,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	100,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	100,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	41,454,717
0.55.1.5.4.1.00	DERECHOS	30,523,117
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	34,000
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	600,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	18,000
0.55.1.5.4.1.45	PASAPORTE	9,871,117
0.55.1.5.4.1.46	MIGRACIÓN	20,000,000
0.55.1.5.4.2.00	TASAS	10,931,600
0.55.1.5.4.2.06	REGISTRO CIVIL	80,000



0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	900,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	1,400,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	145,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	100,000
0.55.1.5.4.2.39	ASESORÍA Y MATERIA DE SEGURIDAD	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	440,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,000,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	125,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	1,000
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	1,300,000
0.55.1.5.4.2.54	TIMBRES DE MÁQ. FRANQUEADORA	600
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	5,400,000
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	29,889,552
0.55.1.5.5.1.00	FONDO DE GESTIÓN	29,889,552
0.55.1.5.5.1.03	Fondos de Gestión Presidencia	165,500
0.55.1.5.5.1.08	Fondos de Gestión MICI	1,495,000
0.55.1.5.5.1.10	Fondos de Gestión MIDA	467,305
0.55.1.5.5.1.12	Fondo de Administración de Hospitales	16,441,100
0.55.1.5.5.1.13	Fondos de Gestión MITRADEL	2,212,000
0.55.1.5.5.1.16	Fondos de Gestión MEF	1,029,100
0.55.1.5.5.1.18	Fondos de Gestión Seguridad - FISCOI	5,634,000
0.55.1.5.5.1.20	FONDO DE GESTIÓN MINAM	1,029,000
0.55.1.5.5.1.40	Fondos de Gestión Tribunal Electoral	1,416,547
0.55.1.5.6.0.00	INGRESOS VARIOS	20,674,711
0.55.1.5.6.0.01	MULTAS, RECARGOS E INTERESES	4,900,000
0.55.1.5.6.0.04	GOBERNACION	1,300
0.55.1.5.6.0.20	Ministerio de Ambiente	14,273,411
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	1,500,000
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	3,534,056,885
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	53,403,160
0.55.2.1.1.0.00	VENTA DE ACTIVOS	50,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	50,000,000
0.55.2.1.1.1.07	OTROS ACTIVOS	50,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	3,403,160
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA	2,194,600
0.55.2.1.3.0.57	BHN	273,560
0.55.2.1.3.0.58	IMA	276,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	3,440,355,485
0.55.2.2.1.0.00	CRÉDITO INTERNO	271,500,000
0.55.2.2.1.1.00	BONOS	270,000,000
0.55.2.2.1.1.47	BONOS INTERNOS	270,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	1,500,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,168,855,485
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	244,670,605
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	6,764,492
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	13,500,000
0.55.2.2.2.1.08	PRESIDENCIA - BID 3002/OC-PN	1,800,000



0.55.2.2.2.1.10	MINSA - BID 2563 /OC-PN	9,321,800
0.55.2.2.2.1.11	FONDO CHINO - SALUD	5,112,208
0.55.2.2.2.1.13	MINSA - BIRF 7477 -PAN	11,970,341
0.55.2.2.2.1.14	MINSA -CAF 8468	73,432,711
0.55.2.2.2.1.16	MINSA - BID 1719 / OC-PN	13,534,937
0.55.2.2.2.1.22	MEF BID - 2568 /OC-PN	7,000,000
0.55.2.2.2.1.25	MEF BIRF 8016 - PA	12,000,000
0.55.2.2.2.1.26	MEDUCA - BID 2462 /OC-PN	1,180,170
0.55.2.2.2.1.27	FCC 3166/CH/PN/PRESIDENCIA	2,677,925
0.55.2.2.2.1.28	MINSA -OFID-OPEC	15,918,611
0.55.2.2.2.1.29	ANAM -CAF - 5348	8,760,500
0.55.2.2.2.1.40	PRESIDENCIA - BID 3165 / OC-PN	2,772,005
0.55.2.2.2.1.64	MEDUCA - BID 2734 / OC-PN	10,027,220
0.55.2.2.2.1.75	MOP - BID 1785 / OC-PN	16,518,000
0.55.2.2.2.1.95	PRESIDENCIA - BID 2025 / OC-PN	23,055,685
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	9,324,000
0.55.2.2.2.5.00	BONOS EXTERNOS	2,924,184,880
0.55.2.2.2.5.10	BONOS EXTERNOS	2,923,484,280
0.55.2.2.2.5.11	BONOS EXTERNOS MIDA	700,600
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	40,298,240
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	40,298,240
0.55.2.3.2.8.00	SECTOR EXTERNO	40,298,240
0.55.2.3.2.8.14	AGENCIA ESPAÑOLA DE COOP. INTL. ÓRGANO JUDICIAL	250,000
0.55.2.3.2.8.19	FIDA - MINAM	449,200
0.55.2.3.2.8.20	CREHO - ANAM	53,000
0.55.2.3.2.8.21	FMAM - ANAM	2,304,700
0.55.2.3.2.8.22	Cuerpo de Paz - MINAM	311,500
0.55.2.3.2.8.23	MAR VIVA - MINAM	200,000
0.55.2.3.2.8.25	AESC / BONYIC - MINAM	700,000
0.55.2.3.2.8.26	GEF / BIRF - MINAM	2,378,800
0.55.2.3.2.8.27	OIMT - MINAM	156,500
0.55.2.3.2.8.28	Banco Mundial - MINAM	1,200,000
0.55.2.3.2.8.58	DONACIÓN BID - SEGURIDAD PÚBLICA	9,183,940
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	1,020,000
0.55.2.3.2.8.61	BID MINSA MESOÁMERICA	1,142,900
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,021,000
0.55.2.3.2.8.86	DONACIÓN TAIWAN MINSA	5,850,000
0.55.2.3.2.8.99	BID MINSA	2,076,700

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,020,850
Administración General	51,590,540
Transferencias Corrientes	1,181,400
Total del Presupuesto de Funcionamiento	**78,792,790**
Inversión	
Construcción y Remodelación	10,289,000
Programa de Modernización	3,730,000
Total del Presupuesto de Inversión	**14,019,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**92,811,790**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	34,509,290
Contabilidad Pública	4,294,070
Fiscalización, Regulación y Control	26,151,130
Servicios de Estadística	15,826,440
Transferencias Varias	8,800
Auditoría	8,812,270
Total del Presupuesto de Funcionamiento	**89,602,000**
Inversión	
Fortalecimiento Institucional	910,000
Total del Presupuesto de Inversión	**910,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**90,512,000**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	72,589,935
Dirección de Carrera Administrativa	1,322,200
Gaceta Oficial	132,100
Consejo de Defensa y Seguridad Nacional	9,927,000



Servicio de Protección Institucional	36.651.100
Programa de Ayuda Nacional (PAN)	12.551.400
Desarrollo Integral - Áreas Prioritarias	687.500
Transferencias	61.715.870
Total del Presupuesto de Funcionamiento	**195,577,105**
Inversión	
Obras de Interés Social	19.250,000
Despacho Presidente (Colón)	500,000
Electrificación Rural	27,000,000
Asuntos Comunitarios Desp. Primera Dama	3.255.501
Desarrollo Integral Áreas Prioritarias	185.000.000
Transferencias de Capital	476.140,617
Mejoras de Instalaciones y Equipamiento	127,752,181
Total del Presupuesto de Inversión	**838,898,299**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,034,475,404**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,272.466
Política Exterior	40,048,918
Transferencias Varias	2,536,630
Total del Presupuesto de Funcionamiento	**61,858,014**
Inversión	
Restauración, Remodelación y Const.	3,100,000
Equipamiento	2,330,000
Total del Presupuesto de Inversión	**5,430,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,288,014**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	143.418.400
Educación Básica General	473.155,200
Educación Media	373.323,600
Educación de Adultos	34.775.100
Educación Post-Media	1.102,400
Educación Agropecuaria	12.658,000
Transferencias Corrientes	25.252.600
Transferencias al Sector Público	409.442.900
Fondo Exoneración de Matrícula	89.129.200
Total del Presupuesto de Funcionamiento	**1,562.257.400**
Inversión	
Mant. Preventivo (Mi Escuela Primero)	20.000,000
Construcción y Rehab. de Escuelas	68,050.600
Equipamiento de Centros Educativos	8,442,000
Desarrollo Educativo	15.760,100
Nutrición Escolar	27,000,000
Educación Básica	1.520,600
Transferencias de Capital	293,043.100
Fortalecimiento de Técn. Educativa	66,683,200
Mantenimiento. Equip. y Constr. S.E.	12.415.500
Total del Presupuesto de Inversión	**512,915,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,075,172,500**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18.693.041
Fomento y Regulación de la Industria	836.025
Fomento y Regulación del Comercio	6,889.128
Regulación de Intermediarios Financieros	740,551
Fomento y Reg. de los Recursos Minerales	516,255
Transferencias	5.473.000
Transferencias al Sector Público	17,053,594
Total del Presupuesto de Funcionamiento	**50,201,594**
Inversión	



Desarrollo Comercial e Industrial	2,528,000
Transferencias de Capital	47,913,800
Total del Presupuesto de Inversión	**50,441,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,643,394**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,509,650
Mantenimiento de Obras	16,907,850
Transferencias Varias	10,500
Total del Presupuesto de Funcionamiento	**34,428,000**
Inversión	
Construcción y Rehabilitación Drenajes	15,944,000
Mantenimiento y Rehabilitación Vial	275,695,000
Construcción y Mej. de Calles y Avenidas	60,085,000
Construcción y Rehabilitación de Puentes	68,793,000
Reordenamiento Vial-Ciudad de Pmá.	396,945,600
Total del Presupuesto de Inversión	**817,462,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**851,890,600**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	46,399,392
Asistencia Técnica Agrícola	2,892,616
Asistencia Técnica Pecuaria	5,058,651
Desarrollo Social	512,042
Servicios de Ingeniería Rural	603,299
Transferencias al Sector Público	27,310,300
Total del Presupuesto de Funcionamiento	**82,776,300**
Inversión	
Mejoramiento de Productividad	5,440,912



Programa de Desarrollo Tecnológico	6.398.388
Sanidad Agropecuaria	22.274.700
Desarrollo Rural Agropecuario	6,389,200
Otros Proyectos de Inversión	14,781,800
Reconver. y Transfor. Agropecuaria	8,300.000
Transferencias de Capital	57,201,900
Total del Presupuesto de Inversión	**120,786,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**203,563,200**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	383,184,149
Provisión de Atención	304,835,090
Transferencias Varias	243,382,361
Fondo de Adm. de Hospitales	3,958,700
Fondo de Servicios Varios	11,442,300
Transferencias al Sector Público	641,987,700
Total del Presupuesto de Funcionamiento	**1,588,790,300**
Inversión	
Construcción y Mej. de Inst. de Salud	101,575,800
Salud Ambiental	218,037,500
Equipamiento de Inst. de Salud	21,000,000
Otros Proyectos de Inversión	25,686,700
Transferencias de Capital	64,201,000
Total del Presupuesto de Inversión	**430,501,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,019,291,300**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,292,971
Admón. de las Relaciones Laborales	4,062,330



Inv., Promoción y Generación de Empleo	2,014,300
Transferencias Varias	438,600
Educación y Capacitación-Sind.,Priv.	12,048,900
Total del Presupuesto de Funcionamiento	**32,857,101**
Inversión	
Programa de Inserción Laboral	2,475,000
Transferencia de Capital	1,000,000
Total del Presupuesto de Inversión	**3,475,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,332,101**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	15,233,848
Planificación y Desarrollo Urbano	4,210,730
Admón. y Regulación de Bienes	679,955
Ordenamiento y Desarrollo Territorial	910,467
Transferencias Varias	11,410,000
Total del Presupuesto de Funcionamiento	**32,445,000**
Inversión	
Construcción de Vivienda	219,379,000
Fondo de Ahorro Habitacional	230,000
Financiamiento de Vivienda	15,821,000
Asistencia Habitacional	2,200,000
Mejoramiento Habitacional	2,000,000
Fortalecimiento Institucional	430,000
Total del Presupuesto de Inversión	**240,060,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**272,505,000**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	93,522,291
Desarrollo Económico y Social	23,180,106
Admón. Fiscal y Patrimonial	210,112,016



Transferencias Varias	401.679.200
Total del Presupuesto de Funcionamiento	**728,493,613**
Inversión	
Fondo de Preinversión	500.000
Fort Gest. Eco. y Admón. Finan.	47.667.760
Progr. Nal.para el Dllo.Local PRONADEL	83.371.700
Transferencias de Capital	45.387,500
Estudios, Diseños y Const. de Infraest.	36.080,600
Proyectos Varios	88.282.400
Total del Presupuesto de Inversión	**301,289,960**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,029,783,573**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	17,702,301
Administ.y Desarrollo Gubernamental	10,443,834
Servicios Postales y Telégrafos	10,497,363
Servicios Penitenciarios y Cus. de Me	64,159,922
Transferencias Varias	174,340,790
Total del Presupuesto de Funcionamiento	**277,144,210**
Inversión	
Construc. Mejoram. y Estudios Infraet.	40,729,000
Transferencias de Capital	4,633,900
Total del Presupuesto de Inversión	**45,362,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**322,507,110**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	27,161,460



Seguridad Pública Nacional	626,462,250
Transferencias Varias	46,814,990
Total del Presupuesto de Funcionamiento	**700,438,700**
Inversión	
Const., Reparación y Ampl. de Infraest.	50,455,010
Total del Presupuesto de Inversión	**50,455,010**
TOTAL DEL PRESUPUESTO DE GASTOS	**750,893,710**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,744,323
Promoción Social y Cohesión Social	3,126,992
Programa de Gestión Territorial	4,100,048
Transferencias al Sector Público	16,365,510
Total del Presupuesto de Funcionamiento	**42,336,873**
Inversión	
Desarrollo Comunitario	234,631,880
Fortalecimiento Institucional	5,807,600
Transferencias al Sector Público	3,843,000
Total del Presupuesto de Inversión	**244,282,480**
TOTAL DEL PRESUPUESTO DE GASTOS	**286,619,353**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,030,000
Total del Presupuesto de Funcionamiento	**3,030,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,030,000**



CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE AMBIENTE para la vigencia vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18.938,198
Áreas Protegidas y Vida Silvestre	4,299,592
Gestión Ambiental	3,838,571
Gestión Integrada de Cuencas Hidrog.	3,373,639
Total del Presupuesto de Funcionamiento	**30,450,000**
Inversión	
Investigación y Manejo de Rec. Naturales	19,367,000
Conservación y Desarrollo Sostenible	5,301,000
Fortalecimiento Institucional	3,462,000
Total del Presupuesto de Inversión	**28,130,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**58,580,000**

CAPÍTULO XX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	25,312,300
Administración de Justicia Ciudadana	69,800,700
Transf. y Desarrollo Institucional	23,579,600
Total del Presupuesto de Funcionamiento	**118,692,600**
Inversión	
Rehabilitación y Const. de Infraestrura	4,861,000
Mejoramiento Admón. de Justicia	1,500,000
Equipamiento y Fortalec. Institucional	2,850,000
Modernización del Sistema de Justicia	9,300,000
Total del Presupuesto de Inversión	**18,511,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**137,203,600**



CAPÍTULO XXI
MINISTERIO PÚBLICO

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**154,100,600**
Funcionamiento	**142,399,800**
Inversión	**11,700,800**
Procuraduría de la Administración	**4,461,600**
Funcionamiento	**4,461,600**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	110,398,300
Medicina Legal y Forense	32,001,500
Total del Presupuesto de Funcionamiento	**142,399,800**
Inversión	
Modernización Proc. General	7,950,800
Modernización de Servicios Forenses	3,750,000
Total del Presupuesto de Inversión	**11,700,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**154,100,600**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,626,540
Representación y Def. de la Adm. Pública	2,835,060
Total del Presupuesto de Funcionamiento	**4,461,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,461,600**



CAPÍTULO XXII
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**59,635,900**
Funcionamiento	**52,265,200**
Inversión	**7,370,700**
Fiscalía General Electoral	**3,800,100**
Funcionamiento	**3,800,100**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,023,929
Registro e Identificación Ciudadana	12,088,517
Servicios Electorales	15,152,754
Total del Presupuesto de Funcionamiento	**52,265,200**
Inversión	
Construcciones, Mejoras y Habilitaciones	6,275,000
Conserv.Docum.Hist. Hechos Vitales	800,000
Const. de Oficinas a Nivel Provincial	295,700
Total del Presupuesto de Inversión	**7,370,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**59,635,900**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,161,380
Fiscalías Electorales	638,720
Total del Presupuesto de Funcionamiento	**3,800,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,800,100**



CAPÍTULO XXIII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	21,084,010
Total del Presupuesto de Funcionamiento	**21,084,010**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,084,010**

CAPÍTULO XXIV
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,775,100
Administración General	1,246,200
Total del Presupuesto de Funcionamiento	**3,021,300**
Inversión	
Fortalecimiento Institucional	531,000
Total del Presupuesto de Inversión	**531,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,552,300**

CAPÍTULO XXV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	



Administ. e Investigación Patrimonial	1.818.900
Administración General	1,205,300
Total del Presupuesto de Funcionamiento	**3,024,200**
Inversión	
Fortalec.. Mejoram. e Implementación	80,000
Total del Presupuesto de Inversión	**80,000**
TOTAL DEL PRESUPUESTO DE GASTOS	3,104,200

CAPÍTULO XXVI

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,788,511
Protec. y Defensa de los Derechos Hum.	1.963,589
Total del Presupuesto de Funcionamiento	**4,752,100**
Inversión	
Estudio, Diseño y Construcción	262,000
Total del Presupuesto de Inversión	**262,000**
TOTAL DEL PRESUPUESTO DE GASTOS	5,014,100

CAPÍTULO XXVII

TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 38. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,019,100,900	1,303,444,734	2,322,545,634
01	ASAMBLEA NACIONAL	2,343,600		2,343,600
	A Personas	920,000		920,000
	Becas de Estudio	160,000		160,000
	Al Sector Privado	10,000		10,000
	Al Sector Externo	1,253,600		1,253,600
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	2,825,920		2,825,920
	A Personas	2,402,620		2,402,620



	Becas de Estudio	414,500		414,500
	Al Sector Externo	8,800		8,800
03	PRESIDENCIA DE LA REPÚBLICA	19,289,630	44,697,940	63,987,570
	Pensiones y Jubilaciones	752,700		752,700
	A Personas	1,756,400		1,756,400
	Becas de Estudio	1,079,000		1,079,000
	SENACYT		5,125,000	5,125,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.		5,555,800	5,555,800
	AUTORIDAD NAL. TRANSPARENCIA Y ACCESO A INF.		2,999,100	2,999,100
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO		3,118,300	3,118,300
	EMPRESA METRO DE PANAMÁ, S.A.		27,899,740	27,899,740
	Municipios	13,551,530		13,551,530
	Al Sector Externo	2,150,000		2,150,000
05	MINISTERIO DE RELACIONES EXTERIORES	2,998,130		2,998,130
	A Personas	45,000		45,000
	Becas de Estudio	409,000		409,000
	Al Sector Privado	2,500		2,500
	Al Sector Externo	2,541,630		2,541,630
07	MINISTERIO DE EDUCACIÓN	25,307,600	409,442,900	434,750,500
	Pensiones y Jubilaciones	21,000,000		21,000,000
	Becas de Estudio	55,000		55,000
	Al Sector Privado	4,096,900		4,096,900
	I.N.A.C.		21,894,000	21,894,000
	SERTV		500,000	500,000
	Instituto Panameño de Deportes		16,231,700	16,231,700
	I.P.H.E.		39,904,300	39,904,300
	Universidad Autónoma de Chiriquí		42,051,800	42,051,800
	Universidad de Panamá		191,631,200	191,631,200
	Universidad Marítima Internacional de Panamá		3,709,700	3,709,700
	Universidad Especializada de las Américas		15,848,500	15,848,500
	Universidad Tecnológica		77,671,700	77,671,700
	Al Sector Externo	155,700		155,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,573,000	17,053,594	22,626,594
	Becas de Estudio	100,000		100,000
	Al Sector Privado	4,200,000		4,200,000
	Autoridad de Micro, Pequeña y Mediana Empresa		4,309,900	4,309,900
	Autoridad de Protección al Consumidor y Def. Comp.		10,755,600	10,755,600
	Zona Franca del Barú		391,600	391,600
	Bingo Nacionales		239,994	239,994
	Agencia Panamá - Pacífico		508,300	508,300
	Superintendencia de Seguro y Reaseguros		848,200	848,200
	Al Sector Externo	1,273,000		1,273,000
09	MINISTERIO DE OBRAS PÚBLICAS	106,000		106,000
	Becas de Estudio	93,500		93,500



	Al Sector Privado	2,000		2,000
	Al Sector Externo	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,369,000	27,310,300	28,679,300
	A Personas	100,000		100,000
	Al Sector Privado	155,200		155,200
	IDIAP		10,452,100	10,452,100
	ARAP		6,233,200	6,233,200
	IMA		7,606,300	7,606,300
	ISA		3,018,700	3,018,700
	Al Sector Externo	1,113,800		1,113,800
12	MINISTERIO DE SALUD	308,977,900	592,990,100	901,968,000
	Pensiones y Jubilaciones	461,600		461,600
	A Personas	539,100		539,100
	Becas de Estudio	300,000		300,000
	Al Sector Privado	242,478,600		242,478,600
	Al Gobierno Central	15,401,000		15,401,000
	Instituto Conmemorativo Gorgas		8,337,000	8,337,000
	CENETIM		200,000	200,000
	AUPSA		4,417,900	4,417,900
	Impuesto de Licores		6,000,000	6,000,000
	CSS FEJUPEN - Aporte Gob. Central		17,337,000	17,337,000
	CSS 0.8% Salarios Básicos		109,916,000	109,916,000
	Impuesto de Cerverzas		10,000,000	10,000,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		180,194,000	180,194,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Pensión Vitalicia Dietilenglicol		9,635,000	9,635,000
	IDAAN		43,158,600	43,158,600
	Autoridad de Aseo		18,204,600	18,204,600
	Municipios	1,797,600		1,797,600
	CSS Planilla Prestaciones Fondo Complementario	47,200,000		47,200,000
	Al Sector Externo	800,000		800,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	438,600		438,600
	Al Sector Externo	438,600		438,600
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	162,000	11,410,000	11,572,000
	A Personas	160,000		160,000
	Becas de Estudio	1,000		1,000
	ANATI		9,410,000	9,410,000
	Subsidio (Agua) Banco Hipotecario Nacional		2,000,000	2,000,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	542,117,100	48,983,100	591,100,200
	A Personas	129,000		129,000



	Al Sector Privado	257.744,000		257.744,000
	Autoridad Nacional del Ambiente			
	Autoridad Nacional de Aduanas		25.445.500	25.445.500
	Consejo de Administración del SIACAP		1.647.400	1.647.400
	Dirección General de Contrataciones Públicas		3.282.200	3.282.200
	Tribunal de Contrataciones Públicas		1.972.400	1.972.400
	Empresa de Generación Eléctrica, S.A.		16.187.600	16.187.600
	Superintendencia del Mercado de Valores		448.000	448.000
	Municipios	152,834,500		152,834,500
	Facilidad de Compensación Energética - FACE	130,000,000		130,000,000
	Al Sector Externo	1.409.600		1.409.600
17	MINISTERIO DE GOBIERNO	38,674,590	135,735,200	174,409,790
	Pensiones y Jubilaciones	5.900,000		5.900,000
	Becas de Estudio	39,000		39,000
	Al Sector Privado	7,519,230		7,519,230
	Autoridad del Tránsito y Transporte Terrestre		132,275,400	132,275,400
	Autoridad de Pasaporte de Panamá		3.459.800	3,459,800
	Aeronáutica Civil			
	Propias	25,102,560		25,102,560
	Al Sector Externo	113,800		113,800
18	MINISTERIO DE SEGURIDAD PÚBLICA	53,301,430		53,301,430
	Pensiones y Jubilaciones	48,298,860		48,298,860
	A Personas	2,142,600		2,142,600
	Becas de Estudio	2,740,770		2,740,770
	Al Sector Privado	1,500		1,500
	Al Sector Externo	117,700		117,700
21	MIN. DE DESARROLLO SOCIAL	2,748,600	15,821,600	18,570,200
	A Personas	215,800		215,800
	Becas de Estudio	1,800		1,800
	Al Sector Privado	2,476,000		2,476,000
	SENADIS		6,800,000	6,800,000
	INAMU		3,600,000	3,600,000
	SENIAF		5,421,600	5,421,600
	Al Sector Externo	55,000		55,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	76,900		76,900
	A Personas	24,400		24,400
	Becas de Estudio	50,500		50,500
	Al Sector Externo	2,000		2,000
27	MINISTERIO DE AMBIENTE	466,400		466,400
	A Personas	33,100		33,100
	Becas de Estudio	33,200		33,200
	Al Sector Externo	400,100		400,100
30	ÓRGANO JUDICIAL	605,600		605,600



	Pensiones y Jubilaciones	65,000	65,000
	A Personas	5,000	5,000
	Becas de Estudio	535,600	535,600
36	PROCURADURÍA GENERAL DE LA NACIÓN	1,958,500	1,958,500
	Pensiones y Jubilaciones	172,300	172,300
	Becas de Estudio	1,786,200	1,786,200
37	PROCURADURÍA DE LA ADMINISTRACIÓN	220,300	220,300
	Becas de Estudio	220,300	220,300
40	TRIBUNAL ELECTORAL	9,318,400	9,318,400
	Pensiones y Jubilaciones	45,000	45,000
	A Personas	520,000	520,000
	Becas de Estudio	366,400	366,400
	Al Sector Privado	8,382,000	8,382,000
	Al Sector Externo	5,000	5,000
41	FISCALÍA GENERAL ELECTORAL	12,000	12,000
	Becas de Estudio	12,000	12,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	78,000	78,000
	Becas de Estudio	78,000	78,000
46	TRIBUNAL DE CUENTAS	52,100	52,100
	A Personas	37,100	37,100
	Becas de Estudio	15,000	15,000
47	FISCALÍA GENERAL DE CUENTAS	43,300	43,300
	A Personas	4,700	4,700
	Becas de Estudio	38,600	38,600
49	DEFENSORÍA DEL PUEBLO	36,300	36,300
	A Personas	13,500	13,500
	Becas de Estudio	13,800	13,800
	Al Sector Privado	5,000	5,000
	Al Sector Externo	4,000	4,000

ARTÍCULO 39. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	993,364,817
03	PRESIDENCIA DE LA REPÚBLICA	476,140,617
	SENACYT	28,233,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.	15,874,600



	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	10,000,000
	EMPRESA METRO DE PANAMÁ, S.A.	422,033,017
07	MINISTERIO DE EDUCACIÓN	293,043,100
	IFARHU	190,452,700
	INAC	18,729,000
	SERTV	
	INSTITUTO PANAMEÑO DE DEPORTES	57,041,000
	IPHE	1,700,000
	UNACHI	5,000,000
	UNIV. DE PANAMÁ	10,334,400
	UNIV. MARÍTIMA INTERNACIONAL DE PANAMÁ	2,500,000
	UDELAS	2,850,000
	UNIV. TECNOLÓGICA	4,436,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	47,913,800
	AMPYME	10,600,000
	ACODECO	250,000
	IPACOOP	350,000
	AUTORIDAD DE TURISMO DE PANAMÁ	33,450,000
	AGENCIA PANAMÁ - PACÍFICO	3,263,800
10	MINISTERIO DE DESARROLLO AGROPECUARIO	57,201,900
	IDIAP	7,335,300
	ARAP	1,166,600
	IMA	46,200,000
	BDA	2,500,000
	ISA	
12	MINISTERIO DE SALUD	64,201,000
	INST. CONMEMORATIVO GORGAS	7,401,000
	IDAAN	43,800,000
	AUTORIDAD DE ASEO	13,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,000,000
	INADEH	1,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	45,387,500
	ANAM	
	AUTORIDAD NACIONAL DE ADUANAS	5,000,000
	DIR. GRAL. DE CONTRATACIONES PÚBLICAS	1,387,500
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	
	EMPRESAS DE GENERACIÓN ELÉCTRICA, S.A.	35,000,000
	EMPRESAS DE TRANSMISIÓN ELÉCTRICA, S.A.	4,000,000
	ZONA LIBRE DE COLÓN	
17	MINISTERIO DE GOBIERNO	4,633,900
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	



	AUTORIDAD DE PASAPORTE DE PANAMÁ	2,500,000
	AERONÁUTICA CIVIL	2,133,900
21	MINISTERIO DE DESARROLLO SOCIAL	3,843,000
	SECRETARÍA NACIONAL DE DISCAPACIDAD	2,141,000
	INAMU	1,000,000
	SENIAF	702,000

CAPÍTULO XXVIII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 40. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2016, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	330,108,100
FONDO DE SEGURO EDUCATIVO	330,108,100
Ingresos Tributarios	330,108,100
Impuestos Directos	330,108,100
Seguro Educativo	330,108,100
MINISTERIO DE EDUCACIÓN	107,202,700
Educación Agropecuaria	15,663,700
Fondo Exon. de Matrícula (27%)	89,129,200
Capacitación Gremial Docente	2,409,800
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	12,048,900
Educación Sindical	12,048,900
IFARHU	139,767,800
Becas	122,265,300
Créditos Educativo	17,502,500
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	14,458,700
Gastos de Funcionamiento	14,458,700
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	44,581,100
Programas Regulares (INADEH / MITRADEL) 14%	33,737,000
Capacitación del Recurso Humano del Sector Privado (COSPAE) 3.0%	7,229,400
Formación Dual	3,614,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,048,900
Gastos de Funcionamiento	12,048,900



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 41. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2016, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**5,547,092,212**	**774,495,100**	**6,321,587,312**	**4,263,554,966**	**2,058,032,346**	**6,321,587,312**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,309,900	10,600,000	14,909,900	4,309,900	10,600,000	14,909,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	179,378,500	0	179,378,500	152,787,600	26,590,900	179,378,500
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	23,300,000	0	23,300,000	18,282,200	5,017,800	23,300,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	11,740,000	8,710,000	20,450,000	18,595,600	1,854,400	20,450,000
AUTORIDAD NACIONAL DE ADUANAS	40,600,000	5,000,000	45,600,000	38,772,300	6,827,700	45,600,000
CAJA DE SEGURO SOCIAL	4,380,318,000	326,728,000	4,707,046,000	3,333,839,600	1,373,206,400	4,707,046,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	8,737,800	7,401,000	16,138,800	8,574,400	7,564,400	16,138,800
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	200,000	0	200,000	200,000	0	200,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,755,600	250,000	11,005,600	10,479,700	525,900	11,005,600
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,647,400	0	1,647,400	1,570,900	76,500	1,647,400
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	151,982,900	210,452,700	362,435,600	26,516,300	335,919,300	362,435,600
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,800,000	2,141,000	8,941,000	6,496,500	2,444,500	8,941,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,817,900	0	6,817,900	6,615,900	202,000	6,817,900
INST. DE INVESTIGACIONES AGROPECUARIAS	11,052,100	7,935,300	18,987,400	10,973,800	8,013,600	18,987,400
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,662,200	1,166,600	9,828,800	8,627,200	1,201,600	9,828,800
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,282,200	3,500,000	6,782,200	3,236,900	3,545,300	6,782,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,972,400	0	1,972,400	1,933,200	39,200	1,972,400
INSTITUTO NACIONAL DE CULTURA	22,650,000	18,729,000	41,379,000	22,210,400	19,168,600	41,379,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	15,158,700	0	15,158,700	12,559,300	2,599,400	15,158,700
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	5,125,000	28,233,000	33,358,000	5,125,000	28,233,000	33,358,000
INSTITUTO NACIONAL DE LA MUJER	3,600,000	1,000,000	4,600,000	3,468,500	1,131,500	4,600,000
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	5,421,600	702,000	6,123,600	5,394,200	729,400	6,123,600
INSTITUTO PANAMEÑO DE DEPORTES	16,696,700	57,041,000	73,737,700	16,554,700	57,183,000	73,737,700
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	44,731,100	1,000,000	45,731,100	16,179,300	29,551,800	45,731,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	40,650,800	1,700,000	42,350,800	40,430,500	1,920,300	42,350,800
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,490,800	2,500,000	5,990,800	3,391,600	2,599,200	5,990,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,800,000	350,000	13,150,000	12,052,500	1,097,500	13,150,000
AUTORIDAD DE TURISMO DE PANAMÁ	58,475,000	33,450,000	91,925,000	25,220,000	66,705,000	91,925,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	5,555,800	15,874,600	21,430,400	5,551,500	15,878,900	21,430,400
REGISTRO PÚBLICO DE PANAMÁ	77,982,500	17,500	78,000,000	71,216,500	6,783,500	78,000,000
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,999,100	0	2,999,100	2,756,700	242,400	2,999,100
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	46,051,800	5,000,000	51,051,800	45,123,900	5,927,900	51,051,800
UNIVERSIDAD DE PANAMÁ	216,218,700	14,139,400	230,358,100	210,826,200	19,531,900	230,358,100
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	8,359,700	2,500,000	10,859,700	8,093,600	2,766,100	10,859,700
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	19,164,012	2,850,000	22,014,012	18,762,766	3,251,246	22,014,012
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	89,984,000	5,524,000	95,508,000	86,425,000	9,083,000	95,508,000
ZONA FRANCA DE BARÚ	420,000	0	420,000	400,800	19,200	420,000



ARTÍCULO 42. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	2,274,859,595	1,927,364,371	61,096,000	225,000	10,000	4,263,554,966
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,192,400	117,500	0	0	0	4,309,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	23,953,600	128,834,000	0	0	0	152,787,600
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	17,292,000	765,200	0	225,000	0	18,282,200
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	18,527,500	68,100	0	0	0	18,595,600
AUTORIDAD NACIONAL DEL AMBIENTE	0	0	0	0	0	0
AUTORIDAD NACIONAL DE ADUANAS	38,093,300	679,000	0	0	0	38,772,300
CAJA DE SEGURO SOCIAL	1,551,939,259	1,781,900,341	0	0	0	3,333,839,600
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	8,355,600	218,800	0	0	0	8,574,400
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	200,000	0	0	0	0	200,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,932,300	547,400	0	0	0	10,479,700
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,474,000	96,900	0	0	0	1,570,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	25,521,800	994,500	0	0	0	26,516,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,491,600	1,004,900	0	0	0	6,496,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,518,400	97,500	0	0	0	6,615,900
INST. DE INVESTIGACIONES AGROPECUARIAS	10,816,900	156,900	0	0	0	10,973,800
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,069,500	557,700	0	0	0	8,627,200
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,156,300	80,600	0	0	0	3,236,900
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,848,900	84,300	0	0	0	1,933,200
INSTITUTO NACIONAL DE CULTURA	20,561,300	1,649,100	0	0	0	22,210,400
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	12,559,300	0	0	0	0	12,559,300
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	5,063,200	61,800	0	0	0	5,125,000
INSTITUTO NACIONAL DE LA MUJER	3,401,800	66,700	0	0	0	3,468,500
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	5,310,400	83,800	0	0	0	5,394,200
INSTITUTO PANAMEÑO DE DEPORTES	13,747,000	2,807,700	0	0	0	16,554,700



Continuación...

GASTOS CORRIENTES DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	16,179,300	0	0	0	0	16,179,300
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	39,579,400	851,100	0	0	0	40,430,500
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,328,300	63,300	0	0	0	3,391,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,052,500	0	0	0	0	12,052,500
AUTORIDAD DE TURISMO DE PANAMÁ	13,880,400	2,243,600	9,096,000	0	0	25,220,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	5,465,800	85,700	0	0	0	5,551,500
REGISTRO PÚBLICO DE PANAMÁ	19,071,600	144,900	52,000,000	0	0	71,216,500
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,383,000	373,700	0	0	0	2,756,700
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	44,967,800	156,100	0	0	0	45,123,900
UNIVERSIDAD DE PANAMÁ	209,325,700	1,500,500	0	0	0	210,826,200
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,968,100	125,500	0	0	0	8,093,600
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	18,623,766	139,000	0	0	0	18,762,766
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	85,652,000	763,000	0	0	10,000	86,425,000
ZONA FRANCA DE BARÚ	355,570	45,230	0	0	0	400,800



ARTÍCULO 43. Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	2,031,548,600	18,237,346	0	8,246,400	2,058,032,346
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	10,600,000	0	0	0	10,600,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	25,879,000	711,900	0	0	26,590,900
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	5,017,800	0	0	0	5,017,800
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	1,750,000	104,400	0	0	1,854,400
AUTORIDAD NACIONAL DE ADUANAS	5,000,000	1,827,700	0	0	6,827,700
CAJA DE SEGURO SOCIAL	1,364,960,000	0	0	8,246,400	1,373,206,400
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,401,000	163,400	0	0	7,564,400
AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEF. COMP.	250,000	275,900	0	0	525,900
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	76,500	0	0	76,500
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	334,237,300	1,682,000	0	0	335,919,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	2,141,000	303,500	0	0	2,444,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	202,000	0	0	202,000
INST. DE INVESTIGACIONES AGROPECUARIAS	7,935,300	78,300	0	0	8,013,600
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,166,600	35,000	0	0	1,201,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,500,000	45,300	0	0	3,545,300
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	0	39,200	0	0	39,200
INSTITUTO NACIONAL DE CULTURA	18,729,000	439,600	0	0	19,168,600
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,599,400	0	0	0	2,599,400
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	28,233,000	0	0	0	28,233,000
INSTITUTO NACIONAL DE LA MUJER	1,000,000	131,500	0	0	1,131,500
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	702,000	27,400	0	0	729,400
INSTITUTO PANAMEÑO DE DEPORTES	57,041,000	142,000	0	0	57,183,000



Continuación...

GASTOS DE CAPITAL DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	29.551.800	0	0	0	29.551.800
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1.700.000	220.300	0	0	1.920.300
AUTORIDAD DE PASAPORTES DE PANAMÁ	2.500.000	99.200	0	0	2.599.200
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	950.000	147.500	0	0	1.097.500
AUTORIDAD DE TURISMO DE PANAMÁ	66.475.000	230.000	0	0	66.705.000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	15.874.600	4.300	0	0	15.878.900
REGISTRO PÚBLICO DE PANAMÁ	6.341.400	442.100	0	0	6.783.500
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	0	242.400	0	0	242.400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	5.000.000	927.900	0	0	5.927.900
UNIVERSIDAD DE PANAMÁ	14.139.400	5.392.500	0	0	19.531.900
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2.500.000	266.100	0	0	2.766.100
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	2.850.000	401.246	0	0	3.251.246
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5.524.000	3.559.000	0	0	9.083.000
ZONA FRANCA DE BARÚ	0	19.200	0	0	19.200



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 44. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2016:

Ingresos Totales	14,909,900
Menos: Aumento de Reservas	
Ingresos Disponibles	14,909,900
Gastos	14,909,900

ARTÍCULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	14,909,900
102.1.0.0.0.00.	INGRESOS CORRIENTES	4,309,900
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,309,900
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,309,900
102.1.2.3.1.00.	GOBIERNO CENTRAL	4,309,900
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	4,309,900
102.2.0.0.0.00.	INGRESOS DE CAPITAL	10,600,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,600,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,600,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	10,600,000
102.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	10,600,000

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,776,480
Fomento y Desarrollo	533,420
Total del Presupuesto de Funcionamiento	**4,309,900**
Inversión	
Garantías	2,500,000
Capacitación y Asistencia Técnica	5,200,000
Microcrédito	900,000
Capital Semilla	2,000,000
Total del Presupuesto de Inversión	**10,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,909,900**



CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2016:

Ingresos Totales	179,378,500
Menos: Aumento de Reservas	
Ingresos Disponibles	179,378,500
Gastos	179,378,500

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	179,378,500
103.1.0.0.0.00.	INGRESOS CORRIENTES	179,378,500
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	179,378,500
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	134,275,400
103.1.2.3.1.00.	GOBIERNO CENTRAL	132,275,400
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	132,275,400
103.1.2.3.7.00.	SECTOR PRIVADO	2,000,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	2,000,000
103.1.2.4.0.00.	TASAS Y DERECHOS	12,000,000
103.1.2.4.1.00.	DERECHOS	8,500,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	8,500,000
103.1.2.4.2.00.	TASAS	3,500,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,500,000
103.1.2.6.0.00.	INGRESOS VARIOS	33,103,100
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	21,500,000
103.1.2.6.0.25.	COLISIONES	1,100,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,503,100

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,976,654
Desarrollo del Transporte y Operación	16,880,406
Subsidios	128,642,440
Total del Presupuesto de Funcionamiento	153,499,500
Inversión	



Fortalec. / Tránsito y Transp. Terrest.	25.879.000
Total del Presupuesto de Inversión	**25.879.000**
TOTAL DEL PRESUPUESTO DE GASTOS	**179.378.500**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2016:

Ingresos Totales	23.300.000
Menos: Aumento de Reservas	
Ingresos Disponibles	23.300.000
Gastos	23.300.000

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	23.300.000
106.1.0.0.0.00.	INGRESOS CORRIENTES	23.300.000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23.300.000
106.1.2.4.0.00.	TASAS Y DERECHOS	23.200.000
106.1.2.4.2.00.	TASAS	23.200.000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	21.882.200
106.1.2.4.2.68.	TASA DE PORTABILIDAD NUMÉRICA	1.317.800
106.1.2.6.0.00.	INGRESOS VARIOS	100.000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	100.000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10.014.400
Regulación de los Servicios Públicos	8.267.800
Total del Presupuesto de Funcionamiento	**18.282.200**
Inversión	
Admón. y Reg. de los Servicios Públicos	5.017.800
Total del Presupuesto de Inversión	**5.017.800**
TOTAL DEL PRESUPUESTO DE GASTOS	**23.300.000**



CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2016:

Ingresos Totales	20,450,000
Menos: Aumento de Reservas	
Ingresos Disponibles	20,450,000
Gastos	20,450,000

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	20,450,000
107.1.0.0.0.00.	INGRESOS CORRIENTES	11,740,000
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,740,000
107.1.2.1.0.00.	RENTA DE ACTIVOS	450,000
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	450,000
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	450,000
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,410,000
107.1.2.3.1.00.	GOBIERNO CENTRAL	9,410,000
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	9,410,000
107.1.2.4.0.00.	TASAS Y DERECHOS	1,830,000
107.1.2.4.2.00.	TASAS	1,830,000
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,580,000
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTOS	50,000
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	200,000
107.1.2.6.0.00.	INGRESOS VARIOS	50,000
107.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	8,710,000
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	8,710,000
107.2.1.1.0.00.	VENTA DE ACTIVOS	8,710,000
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	8,710,000
107.2.1.1.1.01.	TERRENOS	8,710,000

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,751,600



Administración de Tierras	11,948,400
Total del Presupuesto de Funcionamiento	**18,700,000**
Inversión	
Programa Nal. de Titulación de Tierra	1,750,000
Total del Presupuesto de Inversión	**1,750,000**
TOTAL DEL PRESUPUESTO DE GASTOS	20,450,000

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2016:

Ingresos Totales	45,600,000
Menos: Aumento de Reservas	
Ingresos Disponibles	45,600,000
Gastos	45,600,000

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.		45,600,000
109.1.0.0.0.00.	INGRESOS CORRIENTES	40,600,000
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,600,000
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,445,500
109.1.2.3.1.00.	GOBIERNO CENTRAL	25,445,500
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	25,445,500
109.1.2.4.0.00.	TASAS Y DERECHOS	10,000,000
109.1.2.4.2.00.	TASAS	10,000,000
109.1.2.4.2.18.	3/4 del 1% FOB ANA	6,000,000
109.1.2.4.2.36.	TASA ADMINISTRATIVA POR SERVICIOS ADUANEROS	4,000,000
109.1.2.6.0.00.	INGRESOS VARIOS	5,154,500
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,154,500
109.2.0.0.0.00.	INGRESOS DE CAPITAL	5,000,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,000,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,000,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	5,000,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	5,000,000

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,332,000



Operaciones Aduaneras	8,268,000
Total del Presupuesto de Funcionamiento	**40,600,000**
Inversión	
Desarrollo del Sistema Aduanero	5,000,000
Total del Presupuesto de Inversión	**5,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	45,600,000

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2016:

Ingresos Totales	4,707,046,000
Menos: Aumento de Reservas	
Ingresos Disponibles	4,707,046,000
Gastos	4,707,046,000

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	4,707,046,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	4,380,318,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	3,554,563,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	3,554,563,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	3,554,563,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	3,295,212,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	259,351,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	644,315,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	617,000
110.1.2.1.1.00.	ARRENDAMIENTOS	199,000
110.1.2.1.1.04.	DE VIVIENDAS	199,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	418,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	418,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	518,672,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	518,672,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	518,672,000
110.1.2.6.0.00.	INGRESOS VARIOS	125,026,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	6,530,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	52,200,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	47,205,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	19,091,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	181,440,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,838,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	1,167,000
110.1.3.1.0.17.	A SECTOR PRIVADO	1,671,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	176,995,000



110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	31,061,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	145,934,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,607,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	404,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,203,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	326,728,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	147,670,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	9,150,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	1,350,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	1,350,000
110.2.1.3.7.00.	SECTOR PRIVADO	7,800,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	3,900,000
110.2.1.3.7.05.	PRÉSTAMOS PERSONALES	3,900,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	138,520,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	138,520,000
110.2.1.4.1.01.	VALORES PÚBLICOS	138,520,000
110.2.6.0.0.00.	RESERVA	179,058,000
110.2.6.0.0.00.	USO DE RESERVA	179,058,000
110.2.6.0.1.00.	USO DE RESERVA	179,058,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	179,058,000

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Plan de Retiro Anticipado	941,900
Administración	148,057,000
Enfermedad y Maternidad	1,288,864,000
Invalidez, Vejez y Muerte	1,615,207,000
Riesgos Profesionales	240,872,600
Fondo Complementario	47,205,000
SIACAP	534,500
Fideicomiso IRHE - INTEL	404,000
Total del Presupuesto de Funcionamiento	**3,342,086,000**
Inversión	
Remod. y Const. de Estaciones. de Salud	237,622,000
Adquisición de Maquinaria y Equipos	92,379,000
Inversiones Financieras	1,034,959,000
Total del Presupuesto de Inversión	**1,364,960,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,707,046,000**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS



DE LA SALUD para la vigencia fiscal de 2016:

Ingresos Totales	16,138,800
Menos: Aumento de Reservas	
Ingresos Disponibles	16,138,800
Gastos	16,138,800

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	16,138,800
111.1.0.0.0.00.	INGRESOS CORRIENTES	8,737,800
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,737,800
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,337,000
111.1.2.3.1.00.	GOBIERNO CENTRAL	8,337,000
111.1.2.3.1.12.	MINISTERIO DE SALUD	8,337,000
111.2.0.0.0.00.	INGRESOS DE CAPITAL	7,401,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,401,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,401,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	7,401,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	7,401,000

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,897,600
Investigación en Salud Pública	4,840,200
Total del Presupuesto de Funcionamiento	**8,737,800**
Inversión	
Const. y Remodelac. de Instalaciones	4,261,000
Investigación	3,140,000
Total del Presupuesto de Inversión	**7,401,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,138,800**

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 65. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2016:



Ingresos Totales	200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	200,000
Gastos	200,000

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000
112.1.0.0.0.00.	INGRESOS CORRIENTES	200,000
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	200,000
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	200,000
112.1.2.3.1.00.	GOBIERNO CENTRAL	200,000
112.1.2.3.1.12.	MINISTERIO DE SALUD	200,000

ARTÍCULO 67. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	200,000
Total del Presupuesto de Funcionamiento	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**200,000**

CAPÍTULO X
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 68. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2016:

Ingresos Totales	11,005,600
Menos: Aumento de Reservas	
Ingresos Disponibles	11,005,600
Gastos	11,005,600

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	11,005,600
114.1.0.0.0.00.	INGRESOS CORRIENTES	10,755,600
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,755,600
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,755,600
114.1.2.3.1.00.	GOBIERNO CENTRAL	10,755,600
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	10,755,600



114.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
114.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	250,000

ARTÍCULO 70. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,220,500
Libre Competencia	882,900
Protección al Consumidor	2,652,200
Total del Presupuesto de Funcionamiento	**10,755,600**
Inversión	
Programa de Promoción de la Competencia	250,000
Total del Presupuesto de Inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,005,600**

CAPÍTULO XI
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 71. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2016:

Ingresos Totales	1,647,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,647,400
Gastos	1,647,400

ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,647,400
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,647,400
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,647,400
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,647,400
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,647,400
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,647,400

ARTÍCULO 73. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1.647.400
Total del Presupuesto de Funcionamiento	1.647.400
TOTAL DEL PRESUPUESTO DE GASTOS	1.647.400

CAPÍTULO XII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2016:

Ingresos Totales	362.435.600
Menos: Aumento de Reservas	
Ingresos Disponibles	362.435.600
Gastos	362.435.600

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	362.435.600
120.1.0.0.0.00.	INGRESOS CORRIENTES	151.982.900
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	139.767.800
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	139.767.800
120.1.1.1.4.00.	SEGURO EDUCATIVO	139.767.800
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO - INVERSIÓN	139.767.800
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4.539.800
120.1.2.4.0.00.	TASAS Y DERECHOS	3.200.000
120.1.2.4.2.00.	TASAS	3.200.000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	3.200.000
120.1.2.6.0.00.	INGRESOS VARIOS	1.339.800
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	43.000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	1.296.800
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7.675.300
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7.675.300
120.1.3.1.0.17.	A SECTOR PRIVADO	7.675.300
120.2.0.0.0.00.	INGRESOS DE CAPITAL	210.452.700
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	18.000.000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	18.000.000
120.2.1.3.7.00.	SECTOR PRIVADO	18.000.000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	18.000.000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	190.452.700
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	190.452.700
120.2.3.2.1.00.	GOBIERNO CENTRAL	190.452.700



120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	190,452,700
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,000,000
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
120.2.4.2.0.01.	SALDO DE CAPITAL	2,000,000

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,152,439
Asistencia y Crédito Educativo	1,512,228
Planificación de Recursos Humanos	533,633
Total del Presupuesto de Funcionamiento	**28,198,300**
Inversión	
Crédito Educativo	18,502,500
Construcciones, Mej. y Equipamiento	2,000,000
Becas de Asistencia Educ y Auxilio Econ	313,234,800
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**334,237,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**362,435,600**

CAPÍTULO XIII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 77. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2016:

Ingresos Totales	8,941,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,941,000
Gastos	8,941,000

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	8,941,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	6,800,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,800,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,800,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	6,800,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	6,800,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	2,141,000



121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,141,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,141,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	2,141,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,141,000

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,540,100
Equiparación de Oportunidades	3,259,900
Total del Presupuesto de Funcionamiento	**6,800,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	505,000
Equiparación de Oportunidades	1,636,000
Total del Presupuesto de Inversión	**2,141,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,941,000**

CAPÍTULO XIV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2016:

Ingresos Totales	6,817,900
Menos: Aumento de Reservas	
Ingresos Disponibles	6,817,900
Gastos	6,817,900

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,817,900
124.1.0.0.0.00.	INGRESOS CORRIENTES	6,817,900
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,817,900
124.1.2.1.0.00.	RENTA DE ACTIVOS	2,160,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,160,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	2,160,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,417,900
124.1.2.3.1.00.	GOBIERNO CENTRAL	4,417,900
124.1.2.3.1.12.	MINISTERIO DE SALUD	4,417,900
124.1.2.6.0.00.	INGRESOS VARIOS	240,000



124.1.2.6.0.99.	OTROS INGRESOS VARIOS	240,000

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,956,500
Protección y Seguridad Alimentaria	3,861,400
Total del Presupuesto de Funcionamiento	**6,817,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,817,900**

CAPÍTULO XV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	18,987,400
Menos: Aumento de Reservas	
Ingresos Disponibles	18,987,400
Gastos	18,987,400

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	18,987,400
125.1.0.0.0.00.	INGRESOS CORRIENTES	11,052,100
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,052,100
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,452,100
125.1.2.3.1.00.	GOBIERNO CENTRAL	10,452,100
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	10,452,100
125.2.0.0.0.00.	INGRESOS DE CAPITAL	7,935,300
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,935,300
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,935,300
125.2.3.2.1.00.	GOBIERNO CENTRAL	7,335,300
125.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	7,335,300
125.2.3.2.8.00.	SECTOR EXTERNO	600,000
125.2.3.2.8.08.	DONACIONES VARIAS	600,000

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el



360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,395,700
360.2.3.4.0.00.	OTROS	250,395,700
360.2.3.4.0.01.	OTROS	250,395,700
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	15,622,100
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	15,622,100
360.2.4.2.0.01.	SALDO DE CAPITAL	15,622,100

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	47,679,700
Captación y Colocación	107,590,700
Control de Operaciones	35,809,800
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**191,120,200**
Inversión	
Hipotecarios y Construcción	215,950,000
Adquisición Inmuebles y Equipo	10,245,300
Otros Préstamos	359,861,000
Fortalecimiento Tecnológico	15,929,500
Total del Presupuesto de Inversión	**601,985,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**793,106,000**

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 224. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2016:

Ingresos Totales	6,654,600
Menos: Aumento de Reservas	
Ingresos Disponibles	6,654,600
Gastos	6,654,600

ARTÍCULO 225. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,190,948
Investigaciones Agropecuarias	6,861,152
Total del Presupuesto de Funcionamiento	11,052,100
Inversión	
Investigación e Innovación Agropecuaria	1,215,000
Apoyo Invest. e innovación Agropecuaria	6,108,300
Crédito de Contingencia	612,000
Total del Presupuesto de Inversión	7,935,300
TOTAL DEL PRESUPUESTO DE GASTOS	18,987,400

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	9,828,800
Menos: Aumento de Reservas	
Ingresos Disponibles	9,828,800
Gastos	9,828,800

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	9,828,800
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,662,200
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,662,200
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,233,200
126.1.2.3.1.00.	GOBIERNO CENTRAL	6,233,200
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,233,200
126.1.2.4.0.00.	TASAS Y DERECHOS	1,729,000
126.1.2.4.1.00.	DERECHOS	1,729,000
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,729,000
126.1.2.6.0.00.	INGRESOS VARIOS	700,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	700,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,166,600
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,166,600
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,166,600
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,166,600
126.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	1,166,600



ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,900,643
Desarr. y Conserv. Rec. Acuáticos	4,761,557
Total del Presupuesto de Funcionamiento	**8,662,200**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,166,600
Total del Presupuesto de Inversión	**1,166,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,828,800**

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 89. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2016:

Ingresos Totales	6,782,200
Menos: Aumento de Reservas	
Ingresos Disponibles	6,782,200
Gastos	6,782,200

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	CONTRATACIONES PÚBLICAS	6,782,200
127.1.0.0.0.00.	INGRESOS CORRIENTES	3,282,200
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,282,200
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,282,200
127.1.2.3.1.00.	GOBIERNO CENTRAL	3,282,200
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,282,200
127.2.0.0.0.00.	INGRESOS DE CAPITAL	3,500,000
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,112,500
127.2.2.2.0.00.	CRÉDITO EXTERNO	2,112,500
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,112,500
127.2.2.2.1.59.	PRÉSTAMO BIRF 7446-PAN	2,112,500
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,387,500
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,387,500
127.2.3.2.1.00.	GOBIERNO CENTRAL	1,387,500
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,387,500



ARTÍCULO 91. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	1,526,400
Admón.y Desarrollo de la Compras Gub.	1,755,800
Total del Presupuesto de Funcionamiento	**3,282,200**
Inversión	
Modernización de los Serv. de Cont. Púb.	3,500,000
Total del Presupuesto de Inversión	**3,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,782,200**

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2016:

Ingresos Totales	1,972,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,972,400
Gastos	1,972,400

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	1,972,400
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,972,400
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,972,400
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,972,400
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,972,400
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,972,400

ARTÍCULO 94. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,171,100
Operaciones Juridiccionales	801,300
Total del Presupuesto de Funcionamiento	**1,972,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,972,400**



CAPÍTULO XIX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2016:

Ingresos Totales	41,379,000
Menos: Aumento de Reservas	
Ingresos Disponibles	41,379,000
Gastos	41,379,000

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	41,379,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	22,650,000
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,650,000
130.1.2.1.0.00.	RENTA DE ACTIVOS	366,000
130.1.2.1.1.00.	ARRENDAMIENTOS	174,000
130.1.2.1.1.01.	ARRENDAMIENTOS	174,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	192,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	192,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	21,894,000
130.1.2.3.1.00.	GOBIERNO CENTRAL	21,894,000
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	21,894,000
130.1.2.4.0.00.	TASAS Y DERECHOS	180,000
130.1.2.4.1.00.	DERECHOS	180,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	180,000
130.1.2.6.0.00.	INGRESOS VARIOS	210,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	210,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	18,729,000
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	18,729,000
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	18,729,000
130.2.3.2.1.00.	GOBIERNO CENTRAL	18,729,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	18,729,000

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,982,000
Patrimonio Histórico	1,681,900



Extensión Cultural	4.459.700
Educación Artística	4.526.400
Total del Presupuesto de Funcionamiento	**22.650.000**
Inversión	
Mantenimiento y Restauraciones de Obras	18.729.000
Total del Presupuesto de Inversión	**18.729.000**
TOTAL DEL PRESUPUESTO DE GASTOS	41.379.000

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2016:

Ingresos Totales	15.158.700
Menos: Aumento de Reservas	
Ingresos Disponibles	15.158.700
Gastos	15.158.700

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	15.158.700
131.1.0.0.0.00.	INGRESOS CORRIENTES	15.158.700
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	14.458.700
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	14.458.700
131.1.1.1.4.00.	SEGURO EDUCATIVO	14.458.700
131.1.1.1.4.98.	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	11.859.300
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO - INVERSIÓN	2.599.400
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	700.000
131.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	500.000
131.1.2.3.1.00.	GOBIERNO CENTRAL	500.000
131.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	500.000
131.1.2.6.0.00.	INGRESOS VARIOS	200.000
131.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	200.000

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6.379.900
Operaciones de Radio y Televisión	6.179.400
Total del Presupuesto de Funcionamiento	**12.559.300**



Inversión	
Modernización de Radio y Telev. Estatal	2,599,400
Total del Presupuesto de Inversión	**2,599,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,158,700**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2016:

Ingresos Totales	33,358,000
Menos: Aumento de Reservas	
Ingresos Disponibles	33,358,000
Gastos	33,358,000

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	33,358,000
132.1.0.0.0.00.	INGRESOS CORRIENTES	5,125,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,125,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,125,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	5,125,000
132.1.2.3.1.03.	PRESIDENCIA	5,125,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	28,233,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	28,233,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	28,233,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	28,233,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	28,233,000

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	5,125,000
Total del Presupuesto de Funcionamiento	**5,125,000**
Inversión	
Ciencia y Tecnología	28,233,000
Total del Presupuesto de Inversión	**28,233,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,358,000**



CAPÍTULO XXII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2016:

Ingresos Totales	4,600,000
Menos: Aumento de Reservas	
Ingresos Disponibles	4,600,000
Gastos	4,600,000

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	4,600,000
133.1.0.0.0.00.	INGRESOS CORRIENTES	3,600,000
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,600,000
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,600,000
133.1.2.3.1.00.	GOBIERNO CENTRAL	3,600,000
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,600,000
133.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,000,000

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,273,700
Equidad e Igualdad de Género	326,300
Total del Presupuesto de Funcionamiento	**3,600,000**
Inversión	
Construcción y Equipamiento	340,000
Desarrollo de Oportunidad para Mujeres	660,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,600,000**

CAPÍTULO XXIII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2016:



Ingresos Totales	6,123,600
Menos: Aumento de Reservas	
Ingresos Disponibles	6,123,600
Gastos	6,123,600

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	6,123,600
134.1.0.0.0.00.	INGRESOS CORRIENTES	5,421,600
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,421,600
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,421,600
134.1.2.3.1.00.	GOBIERNO CENTRAL	5,421,600
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,421,600
134.2.0.0.0.00.	INGRESOS DE CAPITAL	702,000
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	702,000
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	702,000
134.2.3.2.1.00.	GOBIERNO CENTRAL	702,000
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	702,000

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,555,100
Prot. y Prom. Integral de Niñez y Adolec	2,866,500
Total del Presupuesto de Funcionamiento	**5,421,600**
Inversión	
Sistema de Protección Integral de Niñez	560,000
Impl. Derechos Niñez, Adolesc. Familia	142,000
Total del Presupuesto de Inversión	**702,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,123,600**

CAPÍTULO XXIV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2016:

Ingresos Totales	73,737,700
Menos: Aumento de Reservas	
Ingresos Disponibles	73,737,700



Gastos	73.737.700

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	73.737.700
135.1.0.0.0.00.	INGRESOS CORRIENTES	16.696.700
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16.696.700
135.1.2.1.0.00.	RENTA DE ACTIVOS	400.000
135.1.2.1.1.00.	ARRENDAMIENTOS	400.000
135.1.2.1.1.01.	ARRENDAMIENTOS	400.000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16.231.700
135.1.2.3.1.00.	GOBIERNO CENTRAL	16.231.700
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	16.231.700
135.1.2.6.0.00.	INGRESOS VARIOS	65.000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	65.000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	57.041.000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	57.041.000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	57.041.000
135.2.3.2.1.00.	GOBIERNO CENTRAL	57.041.000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	57.041.000

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7.129.900
Fomento y Promoción del Deporte	6.524.600
Diseño Const. y Mant. de Obras e Inst.	2.666.600
Transferencias Varias	375.600
Total del Presupuesto de Funcionamiento	**16,696,700**
Inversión	
Construcciones y Mejoras	57.041.000
Total del Presupuesto de Inversión	**57,041,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**73,737,700**

CAPÍTULO XXV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2016:

Ingresos Totales	45.731.100



Menos: Aumento de Reservas

Ingresos Disponibles	45.731.100
Gastos	45.731.100

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	45,731,100
137.1.0.0.0.00.	INGRESOS CORRIENTES	44,731,100
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	44,581,100
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	44,581,100
137.1.1.1.4.00.	SEGURO EDUCATIVO	44,581,100
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO - INVERSIÓN	44,581,100
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
137.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,000,000

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,263,500
Formación de Recursos Humanos	5,915,800
Total del Presupuesto de Funcionamiento	16,179,300
Inversión	
Construcciones y Mejoras a Obras	2,477,000
Equipamiento de Centros y Subcentros	35,000
Granjas Sostenibles	599,400
Sistema de Formación Profesional - Dual	3,614,700
Formación y Capacitación Desarrollo H.	18,230,400
Fortalecimiento Institucional	4,595,300
Total del Presupuesto de Inversión	29,551,800
TOTAL DEL PRESUPUESTO DE GASTOS	45,731,100

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el



presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2016:

Ingresos Totales	42,350,800
Menos: Aumento de Reservas	
Ingresos Disponibles	42,350,800
Gastos	42,350,800

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	42,350,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	40,650,800
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,650,800
140.1.2.1.0.00.	RENTA DE ACTIVOS	314,500
140.1.2.1.1.00.	ARRENDAMIENTOS	3,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	3,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	310,000
140.1.2.1.3.09.	TALLERES ARTESANALES	300,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	10,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	39,904,300
140.1.2.3.1.00.	GOBIERNO CENTRAL	39,904,300
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	39,904,300
140.1.2.4.0.00.	TASAS Y DERECHOS	162,000
140.1.2.4.1.00.	DERECHOS	37,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	37,000
140.1.2.4.2.00.	TASAS	125,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	125,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,700,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,700,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,700,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,700,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,700,000

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,069,909
Servicios de Habilitación	29,584,415



Servicio de Apoyo	2,610,496
Producción y Capacitación Laboral	833,280
Transferencias Varias	552,700
Total del Presupuesto de Funcionamiento	**40,650,800**
Inversión	
Construcciones y Reparaciones	1,091,200
Suministros y Equipamiento	608,800
Total del Presupuesto de Inversión	**1,700,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**42,350,800**

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	5,990,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,990,800
Gastos	5,990,800

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	5,990,800
141.1.0.0.0.00.	INGRESOS CORRIENTES	3,490,800
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,490,800
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,459,800
141.1.2.3.1.00.	GOBIERNO CENTRAL	3,459,800
141.1.2.3.1.17.	MINISTERIO DE GOBIERNO	3,459,800
141.1.2.6.0.00.	INGRESOS VARIOS	31,000
141.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	10,500
141.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,500
141.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
141.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
141.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,500,000

ARTÍCULO 121. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2016 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,896,300



Expedición y Autorización de Pasaporte	594,500
Total del Presupuesto de Funcionamiento	**3,490,800**
Inversión	
Modernización y Actualización Pasaporte	2,500,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	5,990,800

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2016:

Ingresos Totales	13,150,000
Menos: Aumento de Reservas	
Ingresos Disponibles	13,150,000
Gastos	13,150,000

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	13,150,000
142.1.0.0.0.00.	INGRESOS CORRIENTES	12,800,000
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	12,048,900
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	12,048,900
142.1.1.1.4.00.	SEGURO EDUCATIVO	12,048,900
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO - INVERSIÓN	12,048,900
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	751,100
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	600,000
142.1.2.3.7.00.	SECTOR PRIVADO	600,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	600,000
142.1.2.6.0.00.	INGRESOS VARIOS	151,100
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	151,100
142.2.0.0.0.00.	INGRESOS DE CAPITAL	350,000
142.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	350,000
142.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	350,000
142.2.3.2.1.00.	GOBIERNO CENTRAL	350,000
142.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	350,000

ARTÍCULO 124. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General S:E	4,536,832



Promoción y Fortalecimiento	7,663,168
Total del Presupuesto de Funcionamiento	**12,200,000**
Inversión	
Equipamento	600,000
Construcción	350,000
Total del Presupuesto de Inversión	**950,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,150,000**

CAPÍTULO XXIX

1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	91,925,000
Menos: Aumento de Reservas	
Ingresos Disponibles	91,925,000
Gastos	91,925,000

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD NACIONAL DE TURISMO	91,925,000
145.1.0.0.0.00.	INGRESOS CORRIENTES	58,475,000
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	35,775,000
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	35,775,000
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	35,775,000
145.1.1.2.4.03.	PASAJE AÉREO	13,500,000
145.1.1.2.4.04.	HOSPEDAJES	22,275,000
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,700,000
145.1.2.1.0.00.	RENTA DE ACTIVOS	2,300,000
145.1.2.1.1.00.	ARRENDAMIENTOS	2,300,000
145.1.2.1.1.01.	ARRENDAMIENTOS	2,300,000
145.1.2.4.0.00.	TASAS Y DERECHOS	20,000,000
145.1.2.4.2.00.	TASAS	20,000,000
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	20,000,000
145.1.2.6.0.00.	INGRESOS VARIOS	400,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	33,450,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	33,450,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	33,450,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	33,450,000
145.2.3.2.1.08.	TRANSFERENCIA DE CAPITAL MICI.	33,450,000

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,872,800
Fomento del Turismo	7,373,200
Transferencias Varias	9,204,000
Total del Presupuesto de Funcionamiento	**25,450,000**
Inversión	
Promoción Turística	66,475,000
Total del Presupuesto de Inversión	**66,475,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**91,925,000**

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2016:

Ingresos Totales	21,430,400
Menos: Aumento de Reservas	
Ingresos Disponibles	21,430,400
Gastos	21,430,400

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	21,430,400
146.1.0.0.0.00.	INGRESOS CORRIENTES	5,555,800
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,555,800
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,555,800
146.1.2.3.1.00.	GOBIERNO CENTRAL	5,555,800
146.1.2.3.1.03.	PRESIDENCIA	5,555,800
146.2.0.0.0.00.	INGRESOS DE CAPITAL	15,874,600
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,874,600
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,874,600
146.2.3.2.1.00.	GOBIERNO CENTRAL	15,874,600
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	15,874,600

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,195,900



Modernización de la Gestión Pública	2,359,900
Total del Presupuesto de Funcionamiento	**5,555,800**
Inversión	
Mejoras, Instalación y Equipamento	15,874,600
Total del Presupuesto de Inversión	**15,874,600**
TOTAL DEL PRESUPUESTO DE GASTOS	21,430,400

CAPÍTULO XXXI
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	78,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	78,000,000
Gastos	78,000,000

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	78,000,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	77,982,500
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	77,982,500
148.1.2.4.0.00.	TASAS Y DERECHOS	75,462,100
148.1.2.4.1.00.	DERECHOS	75,462,100
148.1.2.4.1.58.	DERECHO DE REGISTRO	65,462,100
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	7,000,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	3,000,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,520,400
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,520,400
148.2.0.0.0.00.	INGRESOS DE CAPITAL	17,500
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,500
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,500
148.2.3.2.8.00.	SECTOR EXTERNO	17,500
148.2.3.2.8.48.	SECTOR EXTERNO	17,500

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,932,410
Operaciones de Registro Público	6,201,680
Archivos Nacionales	1,420,610



Tansferencias Varias	52,103,900
Total del Presupuesto de Funcionamiento	**71,658,600**
Inversión	
Edificaciones	1,806,400
Equipo de Informática	4,374,700
Estudio, Restauración y Conservación	160,300
Total del Presupuesto de Inversión	**6,341,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**78,000,000**

CAPÍTULO XXXII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2016:

Ingresos Totales	2,999,100
Menos: Aumento de Reservas	
Ingresos Disponibles	2,999,100
Gastos	2,999,100

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	2,999,100
150.1.0.0.0.00.	INGRESOS CORRIENTES	2,999,100
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,999,100
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,999,100
150.1.2.3.1.00.	GOBIERNO CENTRAL	2,999,100
150.1.2.3.1.03.	PRESIDENCIA	2,999,100

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,999,100
Total del Presupuesto de Funcionamiento	**2,999,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,999,100**



CAPÍTULO XXXIII

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2016:

Ingresos Totales	51,051,800
Menos: Aumento de Reservas	
Ingresos Disponibles	51,051,800
Gastos	51,051,800

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	51,051,800
187.1.0.0.0.00.	INGRESOS CORRIENTES	46,051,800
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	46,051,800
187.1.2.1.0.00.	RENTA DE ACTIVOS	877,500
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	877,500
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,300
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	794,200
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	42,051,800
187.1.2.3.1.00.	GOBIERNO CENTRAL	42,051,800
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	42,051,800
187.1.2.4.0.00.	TASAS Y DERECHOS	2,828,700
187.1.2.4.1.00.	DERECHOS	2,759,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	23,800
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	565,900
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	2,169,800
187.1.2.4.2.00.	TASAS	69,200
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	11,300
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	57,900
187.1.2.6.0.00.	INGRESOS VARIOS	293,800
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	258,800
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	35,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	5,000,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,000,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,000,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	5,000,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,000,000

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,134,800
Educación Superior	28,541,900
Investigación	375,100
Total del Presupuesto de Funcionamiento	46,051,800
Inversión	
Construcción y Rehabilitación	875,100
Equipamiento	288,100
Investigación	3,836,800
Total del Presupuesto de Inversión	5,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	51,051,800

CAPÍTULO XXXIV
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	230,358,100
Menos: Aumento de Reservas	
Ingresos Disponibles	230,358,100
Gastos	230,358,100

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	230,358,100
190.1.0.0.0.00.	INGRESOS CORRIENTES	216,218,700
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	216,218,700
190.1.2.1.0.00.	RENTA DE ACTIVOS	9,391,400
190.1.2.1.1.00.	ARRENDAMIENTOS	600,000
190.1.2.1.1.01.	ARRENDAMIENTOS	600,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,638,400
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	2,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,300,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	3,336,400
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4,153,000
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,153,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	191,856,200
190.1.2.3.1.00.	GOBIERNO CENTRAL	191,631,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	191,631,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	225,000



190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	225,000
190.1.2.4.0.00.	TASAS Y DERECHOS	10,268,200
190.1.2.4.1.00.	DERECHOS	9,468,200
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	65,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,373,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,030,200
190.1.2.4.2.00.	TASAS	800,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	650,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	90,000
190.1.2.6.0.00.	INGRESOS VARIOS	4,702,900
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	4,522,900
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	180,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	14,139,400
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,334,400
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,334,400
190.2.3.2.1.00.	GOBIERNO CENTRAL	10,334,400
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	10,334,400
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	3,805,000
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,805,000
190.2.4.2.0.01.	SALDO DE CAPITAL	3,805,000

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	72,975,884
Educación Superior	130,412,036
Investigación	9,613,632
Extensión Cultural	3,216,648
Transferencias Varias	500
Total del Presupuesto de Funcionamiento	**216,218,700**
Inversión	
Construcciones y Equipamiento	13,939,400
Seguimiento a Proyectos de Inversión	200,000
Total del Presupuesto de Inversión	**14,139,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**230,358,100**

CAPÍTULO XXXV
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	10,859,700



Menos: Aumento de Reservas	
Ingresos Disponibles	10,859,700
Gastos	10,859,700

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	10,859,700
191.1.0.0.0.00.	INGRESOS CORRIENTES	8,359,700
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,359,700
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,209,700
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,709,700
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,709,700
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,500,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,500,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
191.1.2.4.1.00.	DERECHOS	2,000,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,000,000
191.1.2.6.0.00.	INGRESOS VARIOS	150,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
191.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,500,000

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,069,800
Educación Superior	3,816,000
Investigación, Postgrado y Extensión	473,900
Total del Presupuesto de Funcionamiento	**8,359,700**
Inversión	
Rehabilitación de Edificio	1,095,000
Instalación de Laboratorios/Simuladores	413,700
Equipamiento	646,400
Innovación Tecnológica	225,900
Gestión de Conocimiento	119,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,859,700**



CAPÍTULO XXXVI
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2016:

Ingresos Totales	22,014,012
Menos: Aumento de Reservas	
Ingresos Disponibles	22,014,012
Gastos	22,014,012

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	22,014,012
193.1.0.0.0.00.	INGRESOS CORRIENTES	19,164,012
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,164,012
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,848,500
193.1.2.3.1.00.	GOBIERNO CENTRAL	15,848,500
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	15,848,500
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,415,512
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,397,112
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	18,400
193.2.0.0.0.00.	INGRESOS DE CAPITAL	2,850,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,850,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,850,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	2,850,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,850,000

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,532,587
Educación Superior	8,631,425
Total del Presupuesto de Funcionamiento	**19,164,012**
Inversión	
Remodelaciones	1,600,000
Construcciones	750,000
Equipam. de Labora. y Clínica Interdisc.	300,000



Investigación	200,000
Total del Presupuesto de Inversión	**2,850,000**
TOTAL DEL PRESUPUESTO DE GASTOS	22,014,012

CAPÍTULO XXXVII

1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	95,508,000
Menos: Aumento de Reservas	
Ingresos Disponibles	95,508,000
Gastos	95,508,000

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	95,508,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	89,984,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	89,984,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	6,620,500
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,620,500
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	710,200
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	5,910,300
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	77,671,700
195.1.2.3.1.00.	GOBIERNO CENTRAL	77,671,700
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	77,671,700
195.1.2.4.0.00.	TASAS Y DERECHOS	4,791,800
195.1.2.4.1.00.	DERECHOS	4,401,920
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	4,358,500
195.1.2.4.1.99.	OTROS - BIBLIOTECA	43,420
195.1.2.4.2.00.	TASAS	389,880
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	389,880
195.1.2.6.0.00.	INGRESOS VARIOS	900,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	900,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,524,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,436,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,436,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	4,436,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,436,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,088,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,088,000
195.2.4.2.0.01.	SALDO DE CAPITAL	1,088,000

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	29,783,575
Educación Superior Tecnológica	50,279,665
Investigación, Postgrado y Extensión	9,920,760
Total del Presupuesto de Funcionamiento	**89,984,000**
Inversión	
Construcciones Educativas	4,883,000
Mobiliario, Libros y Equipo Educacional	641,000
Total del Presupuesto de Inversión	**5,524,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**95,508,000**

CAPÍTULO XXXVIII
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 152. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2016:

Ingresos Totales	420,000
Menos: Aumento de Reservas	
Ingresos Disponibles	420,000
Gastos	420,000

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	420,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	420,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	420,000
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	391,600
197.1.2.3.1.00.	GOBIERNO CENTRAL	391,600
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	391,600
197.1.2.4.0.00.	TASAS Y DERECHOS	28,400
197.1.2.4.2.00.	TASAS	28,400
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	26,400
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,000

ARTÍCULO 154. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	420,000
Total del Presupuesto de Funcionamiento	**420,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**420,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 155. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2016, cuyos resumenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**1,195,699,994**	**1,135,861,542**	**2,331,561,536**	**1,061,671,304**	**1,269,890,232**	**2,331,561,536**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A	276,634,100	330,295,725	606,929,825	269,309,300	337,620,525	606,929,825
AUTORIDAD MARITIMA DE PANAMÁ	170,400,000	7,556,400	177,956,400	164,122,400	13,834,000	177,956,400
BINGOS NACIONALES	782,694	0	782,694	776,194	6,500	782,694
AUTORIDAD AERONAUTICA CIVIL	34,811,100	2,133,900	36,945,000	24,880,800	12,064,200	36,945,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	191,558,600	143,800,000	335,358,600	146,984,200	188,374,400	335,358,600
INSTITUTO DE MERCADEO AGROPECUARIO	8,229,600	46,200,000	54,429,600	7,445,200	46,984,400	54,429,600
EMPRESA DE GENERACION ELECTRICA, S.A.	21,187,600	35,000,000	56,187,600	6,093,000	50,094,600	56,187,600
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,936,900	0	2,936,900	2,630,900	306,000	2,936,900
EMPRESA DE TRANSMISION ELÉCTRICA, S.A	83,932,000	119,578,700	203,510,700	60,701,310	142,809,390	203,510,700
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	3,118,300	10,000,000	13,118,300	3,118,300	10,000,000	13,118,300
EMPRESA METRO DE PANAMÁ, S.A	49,672,200	422,033,017	471,705,217	49,276,300	422,428,917	471,705,217
LOTERIA NACIONAL DE BENEFICENCIA	219,086,900	0	219,086,900	216,652,000	2,434,900	219,086,900
ZONA LIBRE DE COLÓN	76,473,000	500,000	76,973,000	53,535,900	23,437,100	76,973,000
AGENCIA PANAMA-PACIFICO	5,071,300	5,763,800	10,835,100	5,473,400	5,361,700	10,835,100
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	51,805,700	13,000,000	64,805,700	50,672,100	14,133,600	64,805,700



ARTÍCULO 156. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACION	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO 1	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	554,762,900	126,725,004	252,602,100	7,000,000	120,581,300	1,061,671,304
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	81,778,800	74,405,900	0	4,500,000	108,624,600	269,309,300
AUTORIDAD MARITIMA DE PANAMA	38,285,500	10,073,800	113,044,400	2,500,000	218,700	164,122,400
BINGOS NACIONALES	751,994	24,200	0	0	0	776,194
AUTORIDAD AERONÁUTICA CIVIL	23,090,200	1,569,700	0	0	220,900	24,880,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	145,723,800	1,260,400	0	0	0	146,984,200
INSTITUTO DE MERCADEO AGROPECUARIO	7,255,700	189,500	0	0	0	7,445,200
EMPRESA DE GENERACIÓN ELECTRICA, S.A.	3,398,600	2,694,400	0	0	0	6,093,000
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,207,900	423,000	0	0	0	2,630,900
EMPRESA DE TRANSMISION ELECTRICA, S.A	32,064,260	23,802,450	0	0	4,834,600	60,701,310
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	3,102,900	15,400	0	0	0	3,118,300
EMPRESA METRO DE PANAMÁ, S.A	48,155,346	1,120,954	0	0	0	49,276,300
LOTERÍA NACIONAL DE BENEFICENCIA	98,213,600	6,438,400	112,000,000	0	0	216,652,000
ZONA LIBRE DE COLÓN	16,775,700	2,880,000	27,557,700	0	6,322,500	53,535,900
AGENCIA PANAMA-PACIFICO	4,820,800	652,600	0	0	0	5,473,400
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	49,137,800	1,174,300	0	0	360,000	50,672,100

1/ Aporte al fisco incluye impuestos



ARTÍCULO 157. Se aprueban los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**1,170,079,232**	**56,376,200**	**0**	**43,434,800**	**1,269,890,232**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A	330,295,725	4,324,800	0	3,000,000	337,620,525
AUTORIDAD MARITIMA DE PANAMA	11,135,000	504,400	0	2,194,600	13,834,000
BINGOS NACIONALES	0	6,500	0	0	6,500
AUTORIDAD AERONÁUTICA CIVIL	10,365,000	383,400	0	1,315,800	12,064,200
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	150,000,000	38,374,400	0	0	188,374,400
INSTITUTO DE MERCADEO AGROPECUARIO	46,600,000	108,400	0	276,000	46,984,400
EMPRESA DE GENERACION ELÉCTRICA, S.A	40,000,000	10,094,600	0	0	50,094,600
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	306,000	0	0	306,000
EMPRESA DE TRANSMISION ELÉCTRICA, S.A.	113,199,590	153,300	0	29,456,500	142,809,390
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	10,000,000	0	0	0	10,000,000
EMPRESA METRO DE PANAMÁ, S.A	422,033,017	395,900	0	0	422,428,917
LOTERIA NACIONAL DE BENEFICENCIA	2,099,600	335,300	0	0	2,434,900
ZONA LIBRE DE COLÓN	15,989,600	1,155,600	0	6,291,900	23,437,100
AGENCIA PANAMA-PACIFICO	5,361,700	0	0	0	5,361,700
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	13,000,000	233,600	0	900,000	14,133,600

CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 158. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2016:

Ingresos Totales	606,929,825
Menos: Aumento de Reservas	
Ingresos Disponibles	606,929,825
Gastos	606,929,825

ARTÍCULO 159. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	606,929,825
202.1.0.0.0.00.	INGRESOS CORRIENTES	276,634,100
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	276,634,100
202.1.2.1.0.00.	RENTA DE ACTIVOS	56,495,200
202.1.2.1.1.00.	ARRENDAMIENTOS	7,500,000
202.1.2.1.1.01.	ARRENDAMIENTOS	7,500,000
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	17,470,700



202.1.2.1.3.04.	VENTA DE ENERGÍA	3,110,000
202.1.2.1.3.07.	AGUA	47,000
202.1.2.1.3.11.	COMBUSTIBLE	14,313,700
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	31,524,500
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,000
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	14,244,000
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	7,201,800
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	9,648,700
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	425,000
202.1.2.4.0.00.	TASAS Y DERECHOS	135,410,400
202.1.2.4.1.00.	DERECHOS	123,410,400
202.1.2.4.1.17.	USO DE AEROPUERTOS	67,550,000
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	2,916,400
202.1.2.4.1.45.	OTRAS CONCESIONES	52,944,000
202.1.2.4.2.00.	TASAS	12,000,000
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO	12,000,000
202.1.2.6.0.00.	INGRESOS VARIOS	84,728,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	800,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	83,928,500
202.2.0.0.0.00.	INGRESOS DE CAPITAL	330,295,725
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	330,295,725
202.2.2.1.0.00.	CRÉDITO INTERNO	330,295,725
202.2.2.1.1.00.	BONOS	330,295,725
202.2.2.1.1.47.	BONOS INTERNOS	330,295,725

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	213,071,150
Operaciones Aeroportuarias	63,562,950
Total del Presupuesto de Funcionamiento	**276,634,100**
Inversión	
Ampliación y Remodelación	324,203,925
Plan de Expansión	6,091,800
Total del Presupuesto de Inversión	**330,295,725**
TOTAL DEL PRESUPUESTO DE GASTOS	**606,929,825**

CAPÍTULO III
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2016:

Ingresos Totales	177,956,400



Menos: Aumento de Reservas	
Ingresos Disponibles	177.956.400
Gastos	177.956.400

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	177.956.400
203.1.0.0.0.00.	INGRESOS CORRIENTES	170.400.000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	27.500.000
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	27.500.000
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	27.500.000
203.1.1.1.2.03.	IMPUESTOS DE NAVES	27.500.000
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	142.900.000
203.1.2.1.0.00.	RENTA DE ACTIVOS	9.300.000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	9.300.000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	6.500.000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	2.800.000
203.1.2.4.0.00.	TASAS Y DERECHOS	126.950.000
203.1.2.4.1.00.	DERECHOS	55.661.600
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	2.638.000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	53.023.600
203.1.2.4.2.00.	TASAS	71.288.400
203.1.2.4.2.07.	FAROS Y BOYAS	6.500.000
203.1.2.4.2.08.	RECAUDOS CONSULARES	12.000.000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5.000.000
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	65.000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	3.573.400
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	33.800.000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	3.800.000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	6.200.000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	350.000
203.1.2.6.0.00.	INGRESOS VARIOS	6.650.000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	3.000.000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	900.000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2.750.000
203.2.0.0.0.00.	INGRESOS DE CAPITAL	7.556.400
203.2.4.0.0.00.	SALDO EN CAJA Y BANCO	7.556.400
203.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7.556.400
203.2.4.2.0.01.	SALDO DE CAPITAL	7.556.400

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18.452.000



Servicios de la Act. Marítima	10.583.900
Servicios Portuarios	8.615.600
Transferencias	129.169.900
Total del Presupuesto de Funcionamiento	**166.821.400**
Inversión	
Estudios, Avalúos y Diseños	2.075.000
Adquisición de Equipo y Consultorías	4.480.000
Puertos	4.580.000
Total del Presupuesto de Inversión	**11,135,000**
TOTAL DEL PRESUPUESTO DE GASTOS	177,956,400

CAPÍTULO IV
2.08 BINGOS NACIONALES

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2016:

Ingresos Totales	782.694
Menos: Aumento de Reservas	
Ingresos Disponibles	782.694
Gastos	782.694

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	782.694
208.1.0.0.0.00.	INGRESOS CORRIENTES	782.694
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	782.694
208.1.2.1.0.00.	RENTA DE ACTIVOS	522.400
208.1.2.1.1.00.	ARRENDAMIENTOS	17,300
208.1.2.1.1.01.	ARRENDAMIENTOS	17,300
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	505,100
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	505,100
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	239.994
208.1.2.3.1.00.	GOBIERNO CENTRAL	239,994
208.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	239.994
208.1.2.6.0.00.	INGRESOS VARIOS	20,300
208.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,300

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	154,900
Administración de Bingos	627,794
Total del Presupuesto de Funcionamiento	782,694
TOTAL DEL PRESUPUESTO DE GASTOS	782,694

CAPÍTULO V
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2016:

Ingresos Totales	36,945,000
Menos: Aumento de Reservas	
Ingresos Disponibles	36,945,000
Gastos	36,945,000

ARTÍCULO 168. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	36,945,000
238.1.0.0.0.00.	INGRESOS CORRIENTES	34,811,100
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	34,811,100
238.1.2.1.0.00.	RENTA DE ACTIVOS	26,611,100
238.1.2.1.1.00.	ARRENDAMIENTOS	1,500,000
238.1.2.1.1.01.	ARRENDAMIENTOS	1,500,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	70,000
238.1.2.1.3.11.	COMBUSTIBLE	70,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	25,041,100
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	250,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	250,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	24,541,100
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,500,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTENAL. TOCUMEN. S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,500,000
238.1.2.4.1.00.	DERECHOS	2,500,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,200,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,300,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	200,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	600,000



238.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	2,133,900
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,133,900
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,133,900
238.2.3.2.1.00.	GOBIERNO CENTRAL	2,133,900
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,133,900

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,869,300
Servicios Aeronáuticos	6,030,600
Operación de Aeropuertos	4,881,100
Transferencias Varias	1,262,300
Operaciones Financieras	1,536,700
Total del Presupuesto de Funcionamiento	**26,580,000**
Inversión	
Adquisición y Rehabilitación de Equipo	2,513,300
Rehabil. y Mantenim. Aeroportuario	7,851,700
Total del Presupuesto de Inversión	**10,365,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,945,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2016:

Ingresos Totales	335,358,600
Menos: Aumento de Reservas	
Ingresos Disponibles	335,358,600
Gastos	335,358,600

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	335,358,600
266.1.0.0.0.00.	INGRESOS CORRIENTES	191,558,600
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	191,558,600
266.1.2.1.0.00.	RENTA DE ACTIVOS	94,700,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	94,700,000
266.1.2.1.3.07.	AGUA	94,700,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	43,158,600



266.1.2.3.1.00.	GOBIERNO CENTRAL	43,158,600
266.1.2.3.1.12.	MINISTERIO DE SALUD	43,158,600
266.1.2.4.0.00.	TASAS Y DERECHOS	23,000,000
266.1.2.4.1.00.	DERECHOS	23,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	23,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	700,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	700,000
266.1.2.6.0.00.	INGRESOS VARIOS	30,000,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,000,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,000,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	143,800,000
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	100,000,000
266.2.2.2.0.00.	CRÉDITO EXTERNO	100,000,000
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	100,000,000
266.2.2.2.1.15.	CAF-IDAAN	36,154,900
266.2.2.2.1.26.	BID 3002/OC/PN/IDAAN	14,805,700
266.2.2.2.1.27.	CAF II PAYSAN-IDAAN	39,064,400
266.2.2.2.1.60.	BANCO MUNDIAL 7877-PA-IDAAN	8,300,000
266.2.2.2.1.67.	BID 2367/OC-PN IDAAN	1,675,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	43,800,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	43,800,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	43,800,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	43,800,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,929,089
Dotación de Agua y Alcant. Sanitario	114,738,189
Comercialización	7,357,247
Servicios Regionales	30,334,075
Total del Presupuesto de Funcionamiento	**185,358,600**
Inversión	
Desarrollo del Sistema de Agua	86,419,000
Desarrollo de Sist. Alcantarillado	57,931,000
Inversiones Complementarias	5,650,000
Total del Presupuesto de Inversión	**150,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**335,358,600**

CAPÍTULO VII
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO



para la vigencia fiscal de 2016:

Ingresos Totales	54,429,600
Menos: Aumento de Reservas	
Ingresos Disponibles	54,429,600
Gastos	54,429,600

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	54,429,600
270.1.0.0.0.00.	INGRESOS CORRIENTES	8,229,600
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,229,600
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,606,300
270.1.2.3.1.00.	GOBIERNO CENTRAL	7,606,300
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7,606,300
270.1.2.6.0.00.	INGRESOS VARIOS	623,300
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	623,300
270.2.0.0.0.00.	INGRESOS DE CAPITAL	46,200,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	46,200,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	46,200,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	46,200,000
270.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	46,200,000

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,701,668
Apoyo a la Comercialización	3,851,932
Operaciones Financieras	276,000
Total del Presupuesto de Funcionamiento	**7,829,600**
Inversión	
Comercialización	42,225,000
Modernización Serv. Agropecuarios	4,375,000
Total del Presupuesto de Inversión	**46,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,429,600**

CAPÍTULO VIII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2016:



Ingresos Totales	56,187,600
Menos: Aumento de Reservas	
Ingresos Disponibles	56,187,600
Gastos	56,187,600

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	56,187,600
273.1.0.0.0.00.	INGRESOS CORRIENTES	21,187,600
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,187,600
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,187,600
273.1.2.3.1.00.	GOBIERNO CENTRAL	16,187,600
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,187,600
273.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,000,000
273.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,000,000
273.1.4.2.0.01.	SALDO CORRIENTE	5,000,000
273.2.0.0.0.00.	INGRESOS DE CAPITAL	35,000,000
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	35,000,000
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	35,000,000
273.2.3.2.1.00.	GOBIERNO CENTRAL	35,000,000
273.2.3.2.1.16.	MEF	35,000,000

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,687,600
Transferencias Varias	2,500,000
Total del Presupuesto de Funcionamiento	**16,187,600**
Inversión	
Construcción y Mantenimiento	40,000,000
Total del Presupuesto de Inversión	**40,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**56,187,600**

CAPÍTULO IX
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 179. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2016:

Ingresos Totales	2,936,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,936,900



decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento mediante nota al Ministerio de Economía y Finanzas y a la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 242. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 243. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 244. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 245. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al



solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 246. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 247. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 248. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 249. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, por la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.



Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto, que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 250. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

Las entidades públicas solicitarán las redistribuciones a través del Sistema Tecnológico aprobado por el Ministerio de Economía y Finanzas, la evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 251. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 252. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.



ARTÍCULO 253. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 254. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria y autorización.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía General de



Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 255. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al Objeto de Gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 256. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.



ARTÍCULO 257. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economia y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 258. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economia y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños,



supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 259. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.



ARTÍCULO 260. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 261. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.
2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

   Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.



Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 262. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

   Europa, Asia, África y Oceania B/.700.00 diarios.
   Estados Unidos, Canadá, Argentina,
   Brasil y Chile B/.600.00 diarios.
   México, Centroamérica, el Caribe y
   el resto de América Latina B/.500.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

   Europa, Asia, África y Oceanía B/.600.00 diarios.
   Estados Unidos, Canadá, Argentina,



Brasil y Chile	B/.500.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% del viático establecido en este artículo según región a la que viaje.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 25% del viático establecido para misiones oficiales.

Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

ARTÍCULO 263. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un director nacional de una entidad y se encuentre acompañado de un ministro o viceministro, el ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva.



ARTÍCULO 264. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 265. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las modalidades siguientes:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 266. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 267. Indemnizaciones ordenadas por los tribunales. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

ARTÍCULO 268. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones



Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la Ley 39 de 2013.

ARTÍCULO 269. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados y diputados suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 270. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal ante el Consejo Económico Nacional, que emitirá opinión al tema.



2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 271. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a B/.150,000.00 anual o el canon de arrendamiento mensual a pagar sea superior a B/.15.50 por m^2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 272. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyectos de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

ARTÍCULO 273. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 274. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de



funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 257 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 275. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 276. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 277. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto



en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 278. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán contar con la autorización de acuerdo con la cuantía de hasta B/.300,000.00 por la Unidad de Adquisiciones y Contrataciones del Estado del Ministerio de Economía y Finanzas; de B/.300,000.01 hasta B/.3,000,000.00 el Consejo Económico Nacional-CENA, y más de B/.3,000,000.00 el Consejo de Gabinete. Además deberán contar con la certificación de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que el proyecto cuenta con los recursos presupuestarios garantizados para cada vigencia fiscal.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 279. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 280. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.



Adicionalmente, esto regirá también para cualquier operación financiera en que incurra el Estado.

ARTÍCULO 281. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 282. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de febrero y el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad o quien él designe, al Ministerio de Economía y Finanzas, previa verificación de la efectiva disponibilidad de los saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

Los traslados de partidas menores a la suma de trescientos mil balboas (B/.300,000.00) serán tramitados, realizados y autorizados por la entidad y serán enviados



para su rechazo, no objeción y registro al Ministerio de Economía y Finanzas y deberán ser remitidos a la Comisión de Presupuesto en un término de cinco días hábiles. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00) y en cumplimiento con la Ley 34 de 2008, sobre Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las juntas comunales y municipios.

ARTÍCULO 283. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.
2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, indemnizaciones laborales (612), medicamentos (244), insumos médicos quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud y la Caja del Seguro Social) y partidas de inversión.
3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.
4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.



5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 284. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 285. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 286. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.



ARTÍCULO 287. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 288. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria.

ARTÍCULO 289. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.



Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 290. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 291. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado conjuntamente con la Contraloría General de la República, presentarán un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.



PARÁGRAFO. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 292. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre y, ciento veinte días, después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá (FAP). La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copia de esos informes a la Contraloría General de la República para su conocimiento.



La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 293. Reasignación de partidas presupuestarias. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 294. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 295. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.



ARTÍCULO 296. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 297. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 298. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad. Una vez aprobado este crédito adicional, este saldo en caja y banco no podrá utilizarse en traslados de partidas a otros programas o proyectos.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y no podrá ser utilizado para solicitar créditos adicionales.

ARTÍCULO 299. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de febrero. En la eventualidad de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro.

ARTÍCULO 300. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.



CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 301. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas -SINIP-.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

El Ministerio de Economía y Finanzas basado en estas proyecciones fijará los límites de gastos a cada entidad pública.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 302. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 303. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 304. Programa de retiro voluntario. El Gobierno Nacional adoptará y reglamentará un programa de retiro voluntario, para lo cual creará un fondo que permitirá cubrir una indemnización a los servidores públicos que se acojan a este.



Las vacantes producto de tales retiros serán eliminadas de la estructura de puestos de cada entidad. El saldo no comprometido en las asignaciones de sueldos fijos de las posiciones eliminadas y los ahorros que produzca el Estado como patrono se transferirán a una reserva que se creará para tal propósito denominada Fondo de Retiro Voluntario.

ARTÍCULO 305. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 306. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordarán el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 307. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.



7. Estructura de la entidad.
8. Vacantes.

PARÁGRAFO. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios para cumplir y disponer de la información correspondiente a cada carrera pública, las cuales tendrán acceso a esta.

ARTÍCULO 308. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 309. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

ARTÍCULO 310. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 311. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado, y en apego a lo dispuesto en la Constitución Política y la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.



Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 312. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 236 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 313. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2016, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 314. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 315. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 316. Metro de Panamá, S.A. Metro de Panamá, S.A. y sus subsidiarias estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, con la finalidad de no afectar su operación, salvo inversiones que excedan de la suma de setecientos cincuenta mil balboas (B/.750,000.00).

En caso que Metro de Panamá, S.A. adquiera el capital accionario de la empresa Transporte Masivo de Panamá, S.A., conforme ha sido debidamente autorizado a través de la Resolución de Gabinete Nº 115 de 13 de octubre de 2015, el Ministerio de Economía y



Finanzas incorporará la entidad dentro del Presupuesto General del Estado y hará las asignaciones de los recursos necesarios para el funcionamiento e inversión de dicha empresa subsidiaria, atendiendo a los procedimientos que le sean aplicables de las Normas Generales de Administración Presupuestarias, dentro de un periodo de transición de seis meses luego del perfeccionamiento de la adquisición.

ARTÍCULO 317. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2016.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 225 de 2015 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los treinta días del mes de octubre del año dos mil quince.

El Presidente,



Rubén De León Sánchez

El Secretario General,



Franz O. Wever Z.



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA
PANAMÁ, REPÚBLICA DE PANAMÁ, 24 DE noviembre DE 2015.



JUAN CARLOS VARELA R.
Presidente de la República



DULCIDIO DE LA GUARDIA
Ministro de Economía y Finanzas

Gastos	2.936.900

ARTÍCULO 180. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2.936.900
275.1.0.0.0.00.	INGRESOS CORRIENTES	2.936.900
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2.936.900
275.1.2.6.0.00.	INGRESOS VARIOS	2.936.900
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	2.936.900

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2.936.900
Total del Presupuesto de Funcionamiento	**2.936.900**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,936,900**

CAPÍTULO X
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2016:

Ingresos Totales	203.510.700
Menos: Aumento de Reservas	
Ingresos Disponibles	203.510.700
Gastos	203.510.700

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	203.510.700
278.1.0.0.0.00.	INGRESOS CORRIENTES	83.932.000
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	83.932.000
278.1.2.4.0.00.	TASAS Y DERECHOS	82,732,000
278.1.2.4.2.00.	TASAS	82,732,000
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	82,732,000
278.1.2.6.0.00.	INGRESOS VARIOS	1.200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1.200.000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	119,578,700
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	93.375.600



278.2.2.1.0.00.	CRÉDITO INTERNO	3,375,600
278.2.2.1.4.00.	PRÉSTAMOS	3,375,600
278.2.2.1.4.15.	CAJA DE AHORROS	875,600
278.2.2.1.4.17.	SCOTIABANK-ETESA	2,500,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	90,000,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	90,000,000
278.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	90,000,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,000,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,000,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	4,000,000
278.2.3.2.1.16.	MEF	4,000,000
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	22,203,100
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	22,203,100
278.2.4.2.0.01.	SALDO DE CAPITAL	22,203,100

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	66,899,510
Operación Integrada	23,411,600
Total del Presupuesto de Funcionamiento	**90,311,110**
Inversión	
Transmisión	104,884,090
Fortalec. de Otras Inv. de Etesa	8,315,500
Total del Presupuesto de Inversión	**113,199,590**
TOTAL DEL PRESUPUESTO DE GASTOS	**203,510,700**

CAPÍTULO XI
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2016:

Ingresos Totales	13,118,300
Menos: Aumento de Reservas	
Ingresos Disponibles	13,118,300
Gastos	13,118,300

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	13,118,300
279.1.0.0.0.00.	INGRESOS CORRIENTES	3,118,300



279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,118,300
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,118,300
279.1.2.3.1.00.	GOBIERNO CENTRAL	3,118,300
279.1.2.3.1.03.	PRESIDENCIA	3,118,300
279.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,000,000
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,000,000
279.2.3.2.1.00.	GOBIERNO CENTRAL	10,000,000
279.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	10,000,000

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,118,300
Total del Presupuesto de Funcionamiento	**3,118,300**
Inversión	
Mejoras de Instalaciones y Equipamiento	10,000,000
Total del Presupuesto de Inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,118,300**

CAPÍTULO XII
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2016:

Ingresos Totales	471,705,217
Menos: Aumento de Reservas	
Ingresos Disponibles	471,705,217
Gastos	471,705,217

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	471,705,217
280.1.0.0.0.00.	INGRESOS CORRIENTES	49,672,200
280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	49,672,200
280.1.2.1.0.00.	RENTA DE ACTIVOS	20,247,460
280.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	20,247,460
280.1.2.1.4.19.	TRANSPORTE METRO DE PANAMÁ	20,247,460
280.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	27,899,740



280.1.2.3.1.00.	GOBIERNO CENTRAL	27,899,740
280.1.2.3.1.03.	PRESIDENCIA	27,899,740
280.1.2.6.0.00.	INGRESOS VARIOS	1,525,000
280.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	5,000
280.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,520,000
280.2.0.0.0.00.	INGRESOS DE CAPITAL	422,033,017
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	422,033,017
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	422,033,017
280.2.3.2.1.00.	GOBIERNO CENTRAL	422,033,017
280.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	422,033,017

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	49,672,200
Total del Presupuesto de Funcionamiento	**49,672,200**
Inversión	
Explotación, Expansión y Equipamiento	422,033,017
Total del Presupuesto de Inversión	**422,033,017**
TOTAL DEL PRESUPUESTO DE GASTOS	**471,705,217**

CAPÍTULO XIII
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2016:

Ingresos Totales	219,086,900
Menos: Aumento de Reservas	
Ingresos Disponibles	219,086,900
Gastos	219,086,900

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	219,086,900
282.1.0.0.0.00.	INGRESOS CORRIENTES	219,086,900
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	219,086,900
282.1.2.1.0.00.	RENTA DE ACTIVOS	212,736,900
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	212,736,900
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	182,555,500



282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	30,181,400
282.1.2.6.0.00.	INGRESOS VARIOS	6,350,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	6,350,000

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,713,409
Administración de Billetes	80,273,491
Transferencias	118,000,400
Total del Presupuesto de Funcionamiento	**216,987,300**
Inversión	
Infraestructura	1,350,000
Equipamiento	749,600
Total del Presupuesto de Inversión	**2,099,600**
TOTAL DEL PRESUPUESTO DE GASTOS	219,086,900

CAPÍTULO XIV
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2016:

Ingresos Totales	76,973,000
Menos: Aumento de Reservas	
Ingresos Disponibles	76,973,000
Gastos	76,973,000

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	76,973,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	76,473,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	76,461,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	53,817,000
296.1.2.1.1.00.	ARRENDAMIENTOS	29,178,000
296.1.2.1.1.01.	ARRENDAMIENTOS	2,358,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	26,820,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	10,635,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	10,635,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,004,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,704,000



296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	12.300.000
296.1.2.4.0.00.	TASAS Y DERECHOS	22.020.000
296.1.2.4.2.00.	TASAS	22.020.000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	360,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	624.000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2.784.000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	6,252,000
296.1.2.4.2.99.	OTRAS TASAS	12.000.000
296.1.2.6.0.00.	INGRESOS VARIOS	624,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	276,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	348,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	12,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	12,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	12,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	500,000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	500,000
296.2.1.1.0.00.	VENTA DE ACTIVOS	500,000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	500,000
296.2.1.1.1.02.	EDIFICIOS	500,000

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,305,200
Comercialización y Desarrollo	5.204.100
Transferencias Varias	29.859.700
Operaciones Financieras	12,614,400
Total del Presupuesto de Funcionamiento	**60,983,400**
Inversión	
Inversiones Estratégicas de Zona Libre	14.989.600
Desarrollo Comunitario	1.000,000
Total del Presupuesto de Inversión	**15,989,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**76,973,000**

CAPÍTULO XV
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2016:

Ingresos Totales	10,835,100
Menos: Aumento de Reservas	
Ingresos Disponibles	10,835,100



Gastos	10,835,100

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	10,835,100
297.1.0.0.0.00.	INGRESOS CORRIENTES	5,071,300
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,071,300
297.1.2.1.0.00.	RENTA DE ACTIVOS	2,763,000
297.1.2.1.1.00.	ARRENDAMIENTOS	2,763,000
297.1.2.1.1.01.	ARRENDAMIENTOS	2,570,000
297.1.2.1.1.02.	DE LOTES Y TIERRAS	193,000
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	508,300
297.1.2.3.1.00.	GOBIERNO CENTRAL	508,300
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	508,300
297.1.2.6.0.00.	INGRESOS VARIOS	1,800,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,800,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	5,763,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,500,000
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,500,000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,500,000
297.2.1.1.1.01.	TERRENOS	2,500,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,263,800
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,263,800
297.2.3.2.1.00.	GOBIERNO CENTRAL	3,263,800
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,263,800

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,146,500
Desarrollo del Área Panamá - Pacífico	2,326,900
Total del Presupuesto de Funcionamiento	**5,473,400**
Inversión	
Desarrollo de Infraestructura	5,361,700
Total del Presupuesto de Inversión	**5,361,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,835,100**

CAPÍTULO XVI
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2016:



Ingresos Totales	64.805.700
Menos: Aumento de Reservas	
Ingresos Disponibles	64.805.700
Gastos	64.805.700

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	64.805.700
298.1.0.0.0.00.	INGRESOS CORRIENTES	51.805.700
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	51.805.700
298.1.2.1.0.00.	RENTA DE ACTIVOS	33.101.100
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	33.101.100
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	33.101.100
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18.204.600
298.1.2.3.1.00.	GOBIERNO CENTRAL	18.204.600
298.1.2.3.1.12.	MINISTERIO DE SALUD	18.204.600
298.1.2.6.0.00.	INGRESOS VARIOS	500,000
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	13.000,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	13.000.000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	13.000.000
298.2.3.2.1.00.	GOBIERNO CENTRAL	13.000.000
298.2.3.2.1.12.	MINISTERIO DE SALUD	13.000.000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2016:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13.345.484
Operación y Disposic. Res. Sólido	38.460.216
Total del Presupuesto de Funcionamiento	**51,805,700**
Inversión	
Obras Sanitarias y Equipamiento	13.000.000
Total del Presupuesto de Inversión	**13.000.000**
TOTAL DEL PRESUPUESTO DE GASTOS	**64.805.700**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 203. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2016, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**663,269,310**	**2,097,771,460**	**2,761,040,770**	**523,888,710**	**2,237,152,060**	**2,761,040,770**
SUPERINTENDENCIA DE BANCOS	18,371,300	0	18,371,300	17,445,200	926,100	18,371,300
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3,363,300	0	3,363,300	3,187,900	175,400	3,363,300
BANCO DE DESARROLLO AGROPECUARIO	38,437,300	37,500,000	75,937,300	20,332,300	55,605,000	75,937,300
BANCO HIPOTECARIO NACIONAL	13,483,010	6,886,860	20,369,870	12,184,910	8,184,960	20,369,870
BANCO NACIONAL DE PANAMÁ	336,068,000	1,489,141,700	1,825,209,700	275,088,600	1,550,121,100	1,825,209,700
CAJA DE AHORROS	228,863,100	564,242,900	793,106,000	182,411,200	610,694,800	793,106,000
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,654,600	0	6,654,600	6,449,600	205,000	6,654,600
INSTITUTO DE SEGURO AGROPECUARIO	18,028,700	0	18,028,700	6,789,000	11,239,700	18,028,700

ARTÍCULO 204. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**408,413,640**	**114,799,650**	**0**	**0**	**675,420**	**523,888,710**
SUPERINTENDENCIA DE BANCOS	16,833,000	612,200	0	0	0	17,445,200
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,954,900	233,000	0	0	0	3,187,900
BANCO DE DESARROLLO AGROPECUARIO	19,408,300	754,000	0	0	170,000	20,332,300
BANCO HIPOTECARIO NACIONAL	11,456,640	222,850	0	0	505,420	12,184,910
BANCO NACIONAL DE PANAMÁ	189,384,600	85,704,000	0	0	0	275,088,600
CAJA DE AHORROS	157,767,400	24,643,800	0	0	0	182,411,200
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,243,100	206,500	0	0	0	6,449,600
INSTITUTO DE SEGURO AGROPECUARIO	4,365,700	2,423,300	0	0	0	6,789,000



ARTÍCULO 205. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2016, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,217,263,100	11,993,790	0	7,895,170	2,237,152,060
SUPERINTENDENCIA DE BANCOS	0	926,100	0	0	926,100
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	175,400	0	0	175,400
BANCO DE DESARROLLO AGROPECUARIO	49,090,000	236,000	0	6,279,000	55,605,000
BANCO HIPOTECARIO NACIONAL	5,625,000	943,790	0	1,616,170	8,184,960
BANCO NACIONAL DE PANAMÁ	1,549,391,800	729,300	0	0	1,550,121,100
CAJA DE AHORROS	601,985,800	8,709,000	0	0	610,694,800
SUPERINTENDENCIA DEL MERCADO DE VALORES	0	205,000	0	0	205,000
INSTITUTO DE SEGURO AGROPECUARIO	11,170,500	69,200	0	0	11,239,700

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2016:

Ingresos Totales	18,371,300
Menos: Aumento de Reservas	
Ingresos Disponibles	18,371,300
Gastos	18,371,300

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	18,371,300
310.1.0.0.0.00.	INGRESOS CORRIENTES	18,371,300
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,383,300
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,027,500
310.1.2.3.7.00.	SECTOR PRIVADO	2,027,500
310.1.2.3.7.02.	FECI	2,027,500
310.1.2.4.0.00.	TASAS Y DERECHOS	13,473,800
310.1.2.4.2.00.	TASAS	13,473,800
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	9,382,950
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	4,090,850
310.1.2.6.0.00.	INGRESOS VARIOS	882,000



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	750,000
310.1.2.6.0.26.	INGRESOS VARIOS	52,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	22,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	22,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	22,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,966,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,966,000
310.1.4.2.0.01.	SALDO CORRIENTE	1,966,000

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,236,150
Desarrollo y Regulación Bancaria	10,135,150
Total del Presupuesto de Funcionamiento	**18,371,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,371,300**

CAPÍTULO III

3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 209. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2016:

Ingresos	3,363,300
Menos: Aumento de Reservas	
Ingresos Disponibles	3,363,300
Gastos	3,363,300

ARTÍCULO 210. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	3,363,300
311.1.0.0.0.00.	INGRESOS CORRIENTES	3,363,300
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,363,300
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	848,200
311.1.2.3.1.00.	GOBIERNO CENTRAL	848,200
311.1.2.3.1.08.	INGRESOS CORRIENTE	848,200
311.1.2.4.0.00.	TASAS Y DERECHOS	2,021,600
311.1.2.4.2.00.	TASAS	2,021,600
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,997,600
311.1.2.4.2.67.	TASA POR INSPECCIÓN DE SEGUROS Y REASEGUROS	24,000



311.1.2.6.0.00.	INGRESOS VARIOS	493,500
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	127,000
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	366,500

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,333,960
Protección y Fomento de Seguros y Reaseg	1,029,340
Total del Presupuesto de Funcionamiento	**3,363,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,363,300**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 212. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2016:

Ingresos	75,937,300
Menos: Aumento de Reservas	
Ingresos Disponibles	75,937,300
Gastos	75,937,300

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	75,937,300
315.1.0.0.0.00.	INGRESOS CORRIENTES	38,437,300
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,755,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	5,000
315.1.2.1.1.00.	ARRENDAMIENTOS	5,000
315.1.2.1.1.01.	ARRENDAMIENTOS	5,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,000,000
315.1.2.3.7.00.	SECTOR PRIVADO	30,000,000
315.1.2.3.7.02.	FECI	30,000,000
315.1.2.4.0.00.	TASAS Y DERECHOS	750,000
315.1.2.4.2.00.	TASAS	750,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	750,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,682,300
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,682,300
315.1.3.1.0.17.	A SECTOR PRIVADO	7,682,300
315.2.0.0.0.00.	INGRESOS DE CAPITAL	37,500,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	35,000,000



315.2.1.1.0.00.	VENTA DE ACTIVOS	3.000.000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3.000.000
315.2.1.1.1.03.	OTRAS INSTALACIONES	3.000.000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	32.000.000
315.2.1.3.7.00.	SECTOR PRIVADO	32.000.000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	32.000.000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2.500.000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2.500.000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2.500.000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2.500.000

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,365,537
Servicio de Crédito Agropecuario	9,032,763
Operaciones Financieras	6,449,000
Total del Presupuesto de Funcionamiento	**26,847,300**
Inversión	
Crédito Agropecuario	44,300,000
Equipamiento	1,200,000
Rehabilitación de Sucursales	1,090,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	**49,090,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**75,937,300**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2016:

Ingresos Totales	20,369,870
Menos: Aumento de Reservas	
Ingresos Disponibles	20,369,870
Gastos	20,369,870

ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	20,369,870
330.1.0.0.0.00.	INGRESOS CORRIENTES	13,483,010
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,059,310



330.1.2.1.0.00.	RENTA DE ACTIVOS	323,180
330.1.2.1.1.00.	ARRENDAMIENTOS	323,180
330.1.2.1.1.01.	ARRENDAMIENTOS	323,180
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,000,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	2,000,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	2,000,000
330.1.2.4.0.00.	TASAS Y DERECHOS	120,000
330.1.2.4.2.00.	TASAS	120,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	120,000
330.1.2.6.0.00.	INGRESOS VARIOS	1,616,130
330.1.2.6.0.11.	REINTEGROS	1,366,130
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	5,423,700
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,423,700
330.1.3.1.0.17.	A SECTOR PRIVADO	5,423,700
330.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	4,000,000
330.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	4,000,000
330.1.4.2.0.01.	SALDO CORRIENTE	4,000,000
330.2.0.0.0.00.	INGRESOS DE CAPITAL	6,886,860
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	6,886,860
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	6,886,860
330.2.1.3.7.00.	SECTOR PRIVADO	6,886,860
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	6,886,860

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,471,480
Operaciones de Créditos	4,132,900
Transferencias Varias	18,900
Operaciones Financieras	2,121,590
Total del Presupuesto de Funcionamiento	**14,744,870**
Inversión	
Inversiones Propias del B.H.N.	5,625,000
Total del Presupuesto de Inversión	**5,625,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,369,870**

CAPÍTULO VI
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 218. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2016:



Ingresos Totales	1,825,209,700
Menos: Aumento de Reservas	
Ingresos Disponibles	1,825,209,700
Gastos	1,825,209,700

ARTÍCULO 219. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,825,209,700
345.1.0.0.0.00.	INGRESOS CORRIENTES	336,068,000
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,276,900
345.1.2.1.0.00.	RENTA DE ACTIVOS	925,200
345.1.2.1.1.00.	ARRENDAMIENTOS	25,200
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	25,200
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	900,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	900,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,351,700
345.1.2.4.2.00.	TASAS	8,351,700
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,351,700
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	321,442,000
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	302,701,800
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	12,437,800
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	8,911,000
345.1.3.1.0.17.	A SECTOR PRIVADO	173,697,900
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	107,655,100
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	18,740,200
345.1.3.2.0.27.	POR SECTOR PRIVADO	18,740,200
345.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,349,100
345.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,349,100
345.1.4.2.0.01.	SALDO CORRIENTE	5,349,100
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,489,141,700
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,489,141,700
345.2.1.1.0.00.	VENTA DE ACTIVOS	4,534,700
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	4,534,700
345.2.1.1.2.99.	OTROS BIENES MUEBLES	4,534,700
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,484,607,000
345.2.1.3.1.00.	GOBIERNO CENTRAL	524,647,800
345.2.1.3.1.01.	GOBIERNO CENTRAL	524,647,800
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	53,398,600
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	1,315,800
345.2.1.3.3.78.	IRHE	45,790,700
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	6,292,100
345.2.1.3.7.00.	SECTOR PRIVADO	906,560,600
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	906,560,600

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia



fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	200,043,700
Transferencias Varias	75,774,200
Total del Presupuesto de Funcionamiento	**275,817,900**
Inversión	
Crédito Comercial	1,244,143,600
Obras y Construcciones	14,200,000
Crédito Agropecuario	146,552,600
Crédito para Vivienda	121,500,000
Equipamiento de Sucursales	22,995,600
Total del Presupuesto de Inversión	**1,549,391,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,825,209,700**

CAPÍTULO VII
3.60 CAJA DE AHORROS

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2016:

Ingresos Totales	793,106,000
Menos: Aumento de Reservas	
Ingresos Disponibles	793,106,000
Gastos	793,106,000

ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	793,106,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	228,863,100
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	208,863,100
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	208,863,100
360.1.3.1.0.17.	A SECTOR PRIVADO	208,863,100
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	20,000,000
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	20,000,000
360.1.4.2.0.01.	SALDO CORRIENTE	20,000,000
360.2.0.0.0.00.	INGRESOS DE CAPITAL	564,242,900
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	298,225,100
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	268,225,100
360.2.1.3.7.00.	SECTOR PRIVADO	268,225,100
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	268,225,100



360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	30,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,395,700
360.2.3.4.0.00.	OTROS	250,395,700
360.2.3.4.0.01.	OTROS	250,395,700
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	15,622,100
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	15,622,100
360.2.4.2.0.01.	SALDO DE CAPITAL	15,622,100

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	47,679,700
Captación y Colocación	107,590,700
Control de Operaciones	35,809,800
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**191,120,200**
Inversión	
Hipotecarios y Construcción	215,950,000
Adquisición Inmuebles y Equipo	10,245,300
Otros Préstamos	359,861,000
Fortalecimiento Tecnológico	15,929,500
Total del Presupuesto de Inversión	**601,985,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**793,106,000**

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 224. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2016:

Ingresos Totales	6,654,600
Menos: Aumento de Reservas	
Ingresos Disponibles	6,654,600
Gastos	6,654,600

ARTÍCULO 225. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



365.0.0.0.0.00.	SUPERINTENDENCIA DEL MERCADO DE VALORES	6.654.600
365.1.0.0.0.00.	INGRESOS CORRIENTES	6.654.600
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6.654.600
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	448.000
365.1.2.3.1.00.	GOBIERNO CENTRAL	448.000
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	448.000
365.1.2.4.0.00.	TASAS Y DERECHOS	5.563.600
365.1.2.4.2.00.	TASAS	5.563.600
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	5.563.600
365.1.2.6.0.00.	INGRESOS VARIOS	643.000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	623.000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	20.000

ARTÍCULO 226. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2016, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.761.850
Regulación del Mercado de Valores	1.892.750
Total del Presupuesto de Funcionamiento	**6.654.600**
TOTAL DEL PRESUPUESTO DE GASTOS	**6.654.600**

CAPÍTULO IX
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingreso gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2016:

Ingresos Totales	18.028.700
Menos: Aumento de Reservas	
Ingresos Disponibles	18.028.700
Gastos	18.028.700

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	18.028.700
390.1.0.0.0.00.	INGRESOS CORRIENTES	18.028.700
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18.028.700
390.1.2.1.0.00.	RENTA DE ACTIVOS	5.980.000
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5.980.000
390.1.2.1.4.10.	PRIMA DE SEGUROS	5.980.000
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12.018.700



390.1.2.3.1.00.	GOBIERNO CENTRAL	3,018,700
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	3,018,700
390.1.2.3.7.00.	SECTOR PRIVADO	9,000,000
390.1.2.3.7.02.	FECI	9,000,000
390.1.2.6.0.00.	INGRESOS VARIOS	30,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	30,000

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2016 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,493,532
Seguro Agropecuario	5,364,668
Total del Presupuesto de Funcionamiento	**6,858,200**
Inversión	
Equipamento	630,500
Infraestructura	1,340,000
Garantía para actividad agropecuaria	9,200,000
Total del Presupuesto de Inversión	**11,170,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,028,700**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 230. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 231. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2016, en complemento a las disposiciones legales vigentes en estas materias.

ARTÍCULO 232. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 233. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.



La ejecución del Presupuesto se basa en dos niveles de competencias: a nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación periódica, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual; y a nivel institucional, que es la instancia que autoriza y realiza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 234. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 235. Principio general. La Institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 236. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.



El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 237. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 238. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 239. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 240. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 241. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley,

